FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                   FORM 10-SB

                   General Form For Registration of Securities
                            of Small Business Issuers
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934


                              Empire Minerals Corp.
                 (Name of Small Business Issuer in Its Charter)



          Delaware                                     22-3091075
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

410 Park Avenue, 15th Floor, New York, NY                                10022
(Address of Principal Executive Offices)                              (Zip Code)


                                 (212) 231-8171
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class           Name of Each Exchange on Which
         to be so Registered           Each Class is to be Registered

                  None


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock $0.0001 Per Share Par Value

                                     PART I

     The Issuer, Empire Minerals Corp., a Delaware corporation "Company", is electing to furnish the information required in this PART I by supplying the information required by Items 6-12 of Model B of Form 1-A under Alternative 2 of Form 10-SB.

     The Company has a wholly-owned subsidiary, Empire Minerals Corp., a Nevada corporation ("Nevada Subsidiary"). When used herein the terms "we", "us" and/or "our" shall mean the Company, and/or the Nevada Subsidiary in the context in which they appear.

     This Registration Statement contains forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are not historical facts and constitute or rely upon projections, forecasts, assumptions or other forward-looking information. Generally these statements may be identified by the use of forward-looking words or phrases such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "may", and "should". These statements are inherently subject to known and unknown risks, uncertainties and assumptions. Our future results could differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such differences include factors described and discussed in the Description of Business in Item 1 below.

Item 1  Description of Business.
------  ------------------------
(Item 6. of Model B of Form 1A)

General
-------

     The Company is engaged in the acquisition, exploration, development and operation of mineral and natural resource properties and prospects. The present activities are concentrated on mineral prospects and properties located in the People's Republic of China and in the Republic of Panama.

     The Company has entered into an agreement with Bellhaven Copper & Gold, Inc., a British corporation and its wholly owned subsidiary, Cuprum Resources, Corp., a Panamanian corporation. Under this agreement, the Company may acquire a majority ownership interest in Cuprum Resources, Corp. Cuprum holds a mineral Concession from the Republic of Panama on a copper prospect located in the Guariviara Area of Panama.

     The Nevada Subsidiary has entered into two joint venture agreements involving mineral properties and/or prospects located within China. These properties are primarily regarded as gold prospects or properties. One of the Chinese joint venture agreements of the Nevada Subsidiary is with Zhaoyuan Dongxing Gold Minerals Co., Ltd, an entity organized under the China Company Law. Under this agreement, the parties have formed Zhaoyuan Empire Gold Corp., Ltd., a Chinese entity in which they each own a 50% interest subject to future adjustment. This jointly held entity holds three mining leases from the Chinese government on gold prospects located in the Shandong Province of China along with certain mining and mill equipment. The other joint venture agreement of the Nevada Subsidiary is with the Tianjin Institute of Geology, a Chinese legal entity. Under this agreement the parties have formed a Chinese limited liability company named Empire (Tianjin) Resources Co., Ltd. This entity was formed to acquire mineral interests in and explore, develop and, if warranted, conduct mining operations on mineral properties located in the Inner Mongolian Autonomous Region of Tianjin Province in the Peoples Republic of China. The Nevada Subsidiary holds a 70% interest in this entity subject to future adjustment to reflect the parties' respective capital contributions.

     The following chart sets out our present organizational structure:


                                  +--------------------------+
                                  |         COMPANY          |
                                  |  Empire Minerals Corp.   |
                                  |  A Delaware Corporation  |
                                  +----+--------------+------+
                                       |              |
                                       |              |
                                       |              |
                                 100%  |              |  Option to Acquire
                            Ownership  |              |  Majority Ownership
                            +----------+              +-----------+
                            |                                     |
                            |                                     |
              +-------------+----------+           +---------------------------+
              |    NEVADA SUBSIDIARY   |           |         CUPRUM            |
              |  Empire Minerals Corp. |           |  Cuprum Resources Corp.   |
              |  A Nevada Corporation  |           | A Panamanian Corporation  |
              +---+---------------+----+           +---------------------------+
                  |               |
                  | Joint Venture |
                  | Interests In  |
                  |               |
+-----------------+----+   +------+---------------------+
|     ZHAUYUAN CO.     |   |      TIANJIN EMPIRE        |
| Zhauyuan Empire Gold |   | Empire (Tianjin) Resources |
| Co., Ltd., a Joint   |   | Co., Ltd., a Chinese       |
| Venture Under China  |   | Limited Liability Company. |
| Company Law.  50%    |   | 70% Interest Subject to    |
| Interest Subject to  |   | Adjustments to Equal       |
| Increase to 70% for  |   | Capital Contributions.     |
| Additional Capital.  |   |                            |
+----------------------+   +----------------------------+

     The proposed operations of the two Chinese Joint Ventures and the acquisition of the majority interest in the Cuprum Resources, Corp. and operations on the Panamanian prospect will require our expenditure of materially more capital than is presently available to us. Our proposed operations include:

     o Supervising, and if necessary providing or procuring additional financing for, the operations of the two Chinese Joint Ventures;

     o Acquiring the majority interest in the Panamanian corporation holding the mineral concession and providing financing for and supervising its operations;

     o Exploring and evaluating additional mineral and natural resource acquisitions; and

     o    Seeking the necessary additional capital to finance activities.

     The following subsections set out information on our history and present and proposed operations and certain of the risk factors associated with us and our securities.

History of the Company
----------------------

     The Company was formed as a Delaware corporation on January 4, 1996 under the name ObjectSoft Corporation. On May 9, 2005, The Company changed its name to Nanergy, Inc. On June 5, 2006, its name was changed to Xacord Corp. On January 3, 2007, the Company changed it's name to Empire Minerals Corp.

     We were originally formed in January of 1996 to acquire the business of a predecessor company, Object Soft Corporation, a New Jersey Corporation. This acquisition was completed in the form of a corporate business combination effective January 31, 1996. The acquired business involved the provision of retail Kiosks, which were internet-connected, advertising-interactive Kiosks. The Kiosks were public access terminals that offered terminals that offered information entertainment and the ability to execute financial transactions via a touch screen. This business was unsuccessful and in July of 2001, we filed a Bankruptcy Petition in the Bankruptcy Court for the District of New Jersey. None of our present officers, directors or significant employees were associated with us at the time of or involved in any way in our bankruptcy proceeding. In November of 2004, we exited the Bankruptcy case with no assets, one liability in the form of a convertible promissory note with a principal balance of $100,000.00 and outstanding stock of 195 shares of common stock. We then operated as a shell corporation seeking a new business opportunity either through a corporate business combination or an acquisition of assets.

     In September of 2005, we were a party to a business combination in which we acquired the ownership of a New Jersey corporation holding licenses, patents and developments to certain photovoltaic processes. In this transaction, the Company issued 99,455 shares of our common stock. The Company also agreed to issue additional shares of common stock and stock options, if certain economic milestones were met by December 31, 2006. These economic milestones were not met. In 2006, we abandoned our efforts to develop the involved processes.

     During the period from June 17, 2005 to the date of this Registration Statement, the Company effected three reverse stock splits of its outstanding common stock by amending its Certificate of Incorporation. On June 17, 2005, each outstanding 100 shares was reversed into one share. On August 11, 2006, each 20 outstanding shares were reversed into one share. On January 22, 2007, each 20 outstanding shares were reversed into one share. In all three reverse splits, all fractional shares due to be issued were rounded up to the next full share. Unless otherwise indicated, all references to a number of shares of the Company's common stock have been adjusted to give effect to the applicable stock splits.

     On February 20, 2007 we completed a business combination in which we acquired all of the outstanding stock of the Nevada Subsidiary in exchange for shares of our common stock. The combination was structured as a three-party merger in which:

     o    The Company acquired all of the outstanding stock of the Nevada
          Subsidiary;

     o A Nevada corporation named Xacord Acquisitions Sub Corp. formed and wholly owned by the Company to be used as a vehicle for the transaction was merged into the Nevada Subsidiary;

     o The outstanding shares of the common stock of the Nevada Subsidiary as of the Effective Time of the merger were converted into shares of the common stock of the Company on a share for share basis with a total of 26,504,000 shares of the Company's stock issued in this conversion;

     o The Company assumed four warrants issued by the Nevada Subsidiary to purchase up to a total of 4,500,000 shares of the Company's Common Stock at $0.10 per share during a three year term. These warrants were held as follows: (i) a warrant for 2,000,000 shares was held by Saddle River Associates, Inc., a financial and business consultant to the Company; (ii) an additional warrant for 500,000 shares was held by Saddle River Associates, Inc.; (iii) a warrant for 1,500,000 shares was held by Pinchas Althaus, President and a director of the Company; and (iv) a warrant for 50,000 shares was held by Chaya Schreiber, a former shareholder of the Nevada Subsidiary. The warrant to purchase 50,000 shares was exercised on March 2, 2007. The remaining three warrants for 4,000,000 were canceled by mutual agreement of the parties on June 1, 2007.

     o The Company assumed a contingent obligation of the Nevada Subsidiary to issue warrants to Saddle River Associates, Inc. to purchase up to 500,000 shares of the Company's Common Stock at $0.50 per share during a five-year term from issuance, if the Company obtains specified amounts of additional capital; and

     o The Company acquired the rights of the Nevada Subsidiary under a Letter of Intent to enter into the agreements relating to the acquisition of the majority interest in the Panamanian corporation holding the concession to the copper prospect.

     o The management of the parties at the time of the business combination consisted of: (i) Diego Roca was the sole officer and director of the Company and of Xacord Acquisition Sub Corp.; and (ii) Pinchas Althaus, Diego Roca and Bruce Minsky were the officers and directors of the

          Nevada Subsidiary. Messrs. Althaus, Roca and Minsky became the three directors and three of the officers of the Company and the Nevada Subsidiary upon completion of the business combination.

     The following diagrams set forth the organizational status of the Company and the Nevada Subsidiary before and after the completion of their business combination.


                       Status Before Business Combination:
                       -----------------------------------

 +--------------------------+                   +------------------------------+
 |         COMPANY          |                   |      NEVADA SUBSIDIARY       |
 |  Empire Minerals Corp.   |                   |     Empire Minerals Corp.    |
 |  A Delaware Corporation  |                   |     A Nevada Corporation     |
 | (Formerly Xacord Corp.)  |                   | (Formerly Empire Gold Corp.) |
 +------------+-------------+                   +-------------+----------------+
              |                                               |
              |                                               |
        100% Ownership                                   100% Ownership
              |                                               |
              |                                               |
 +------------+-------------+                   +-------------+----------------+
 |     Xacord Sub Corp.     |                   |       Shareholders of        |
 |   A Nevada Corporation   |                   |      Nevada Subsidiary       |
 +------------+-------------+                   +-------------+----------------+


                        Actions in Business Combination:
                        --------------------------------

 +--------------------------+                   +------------------------------+
 |         COMPANY          |     +-------------|      NEVADA SUBSIDIARY       |
 |  Empire Minerals Corp.   |     |             |     Empire Minerals Corp.    |
 |  A Delaware Corporation  +-----+--------+    |     A Nevada Corporation     |
 | (Formerly Xacord Corp.)  |     |        |    | (Formerly Empire Gold Corp.) |
 +--------------------------+     |        |    +------------------------------+
                                  |        |
                                  |        |
  Merged into Nevada Subsidiary   |        |     Company Common Stock Issued To
              +-------------------+        +------------------+
              |                                               |
 +------------+-------------+                   +-------------+----------------+
 |     Xacord Sub Corp.     |                   |    Former Shareholders of    |
 |   A Nevada Corporation   |                   |      Nevada Subsidiary       |
 +------------+-------------+                   +-------------+----------------+

Present and Proposed Operations
-------------------------------

     In 2006, the Nevada Subsidiary entered into a joint venture arrangement with Zhaoyuan Dongxing Gold Minerals Co., Ltd., a Chinese legal entity formed under the laws of the People's Republic of China ("Dongxing"). The control person of Dongxing was at the formation of the joint venture and now is Quizhi Liu, its Chairman and President, who was and is not affiliated with the Company or the Nevada Subsidiary. Under this arrangement, and after receiving the necessary business license in December of 2006, Dongxing and the Nevada Subsidiary formed a Chinese entity for the venture under the China Company Law. The entity is named Zhaoyuan Empire Gold Co., Ltd. ("Zhaoyuan Co."). The material terms of the arrangements of this joint venture and the material related events to date of this Registration Statement are:

     o The formation of Zhaoyuan Co., in which the Nevada Subsidiary and Dongxing each have a 50% equity interest;

     o Dongxing contributed to Zhaoyuan Co. three Mining Licenses granted by the Shandong Land and Resources Administration Bureau on mineral properties located in the Shandong Province of China, along with certain mining equipment and instruments;

     o    The Nevada Subsidiary contributed $500,000.00 (USD) to Zhaoyuan Co.;

     o The Nevada Subsidiary has exercised its right to appoint three of the five directors of Zhaoyuan Co. including the Chief Director and to appoint the General Manager and Chief Financial Officer and Dongxing has exercised its right to appoint the other two directors;

     o The joint venture has a term of 15 years commencing in December of 2006;

     o The Nevada Subsidiary has the right and option to contribute an additional $500,000.00 (USD) to the equity capital of Zhaoyuan Co. as the mining activities progress, in which case the Nevada Subsidiary's equity interest in Zhaoyuan Co. would increase to 70% and Dongxing's equity interest would decrease to 30%;

     o If the Nevada Subsidiary has invested a total of $1,000,000 in Zhaoyuan Co.and either Dongxing or the Nevada Subsidiary invest any additional capital in Zhaoyuan, the investment would be in the form of non-interest bearing contributed capital which the investing party would have the right to recover from Zhaoyuan Co.'s tax free profit before any sharing of profit would be allocated to the Nevada Subsidiary or Dongxing;

     o The arrangement defines an area of mutual interest including all potential mineral properties in Zhaoyuan City in the Shandong Province other than the three properties contributed to Zhaoyuan Co. by Dongxing and a specific property therein on which an independent third party presently holds an Exploration License; and

     o The Nevada Subsidiary has the final control over the selection of personnel and operations, provided that Dongxing has a preferential right to provide exploration services to Zhaoyuan Co. to the extent it can do so at comparable market rates.

     Following its formation as the joint venture company in December of 2006, Zhaoyuan Co. has initiated a program for the renovation, exploration and development of the Dongxing mine. The previous operations on this property involved mining production down to the 150 meter level. Our completed renovation program included:

     o General clean-up of the property, de-watering the mine and installation of underground electric and air systems;

     o Renovation and upgrading of the concentration mill located on the property;

     o    Expansion of mine cross drifts at the 150 meter level; and

     o Completion of safety upgrades to the property followed by the acquisition of safety approvals from local authorities.

     Zhaoyuan Co. then conducted an exploration program which included a 1,896.3 meter drill program initiated on May 5, 2007. The program consisted of four holes that were to test the downward potential of gold bearing vein systems observed and previously mined from 0 to 150 meters depth. The target depth of this investigation was between 250m and 500m.

     The drilling was completed on July 1, 2007. A thorough cleanup was done, post drilling, to minimize the environmental footprint. The drill core was logged and some sections were split and analyzed by a local state run laboratory. Anomalous gold, between 0.1 and 0.4 g/t was encountered in several sericitic alteration zones. These results were significantly lower than expected and it was concluded to reevaluate our strategy regarding this property.

     Of the $500,000 invested by the Company, approximately $461,000 was expended in the renovation of the property and exploration program.

     Zhaoyuan Co. is presently exploring the possibility of acquiring additional mineral prospective properties in the area and plans to do additional geological modeling work on the present property. However, unless these efforts are successful, the Company does not plan to invest any material amount of additional funds in this venture, as it will not consider the present property to have material prospects.

     The concentration mill located on the present property has a capacity of 60 tons a day. It consists of a jaw crusher, conveyor systems, a ball mill and a flotation cell system. The mill reduces a gold and silver concentrate. Any concentrate produced would be sent to the refinery located in the area. This refinery presently custom-processes such concentrates and retains the silver recovered from the concentrate as payment for the refining fee. We have renovated the mill facilities and achieved successful concentrate results in test mill runs. However, unless Zhaoyuan Co. can acquire and develop a property with sufficient ore reserves, the mill will have no material value.

     On November 21, 2006, the Nevada Subsidiary entered into a Joint Venture Contract with the Tianjin Institute of Geology, and Mineral Resources, a Chinese legal entity ("Institute") for the formation and operation of a mining joint venture in the form of a Chinese limited liability company to be named Empire (Tianjin) Resources Co., Ltd. ("Tianjin Empire"). Tianjin Empire is to be formed to conduct mineral exploration, development, and, if warranted, mining operations in the Inner Mongolia Autonomous Region of Tianjin Province in the People's Republic of China ("Cooperation Area"). The material terms of this contract and the related material events to the date of this Registration Statement are:

     o The execution of the contract on November 21, 2006 followed by the application for the required business license for Tianjin Empire for its formation and operation which license was granted in April of 2007;

     o The Institute is to contribute capital to Tianjin Empire in the amount of Renminbi (the main currency used in China) totaling approximately $300,000.00. It is intended that the Institute's capital contribution will be made in the form of the transfer to Tianjin Empire of mineral resources exploration licenses on properties located in the Cooperation Area. Any properties transferred will be valued for purposes of the Institute's capital contribution by mutual agreement of the Institute and the Nevada Subsidiary. The Institute is obligated to transfer the properties from its capital contribution to Tianjin Empire. The Institute has not presented its valuation on the prospective properties for contribution purposes. Accordingly, the Institute has informed the Nevada Subsidiary that the valuation of the properties and the commencement of the capital contribution of the Institute will be completed by October 12, 2007.

     o The Institute will contribute to Tianjin Empire the mineral information and data held by Licenses on properties located in the Cooperation Area along with the mineral data had by it on that region;

     o The Nevada Subsidiary shall contribute a total of $1,000,000.00 (USD) to Tianjin Empire as follows: (i) $200,000.00 paid on July 5, 2007;
          (ii) $300,000 paid on September 5, 2007; and (iii) $500,000.00 to be paid on or before December 5, 2007;

     o The Nevada Subsidiary shall own 70% of Tianjin Empire and the Institute shall own 30%; subject to adjustment so that the respective ownership interests will be equal to the respective capital contributions of the parties;

     o Any additional increase in the capital of Tianjin Empire shall be under terms decided by its Board of Directors subject to a first right of refusal by the party agreeing to contribute to a proposed capital increase contribution share not made by the non-contributing party and ownership interests of the parties shall be adjusted to reflect the actual ratio of capital contributions of the parties;

     o The Institute shall have a preferential right to provide exploration services to Tianjin Empire at a fair market price;

     o The Nevada Subsidiary and the Institute shall each have a pre-emptive right of first refusal to purchase all or any part of the other's interest in Tianjin Empire except for transfer of an interest to an affiliate of the transferor;

     o Tianjin Empire shall have a five member Board of Directors with the Nevada Subsidiary having the right to appoint three members, including the Chairman, and the Institute having the right to appoint two members, including the Vice-Chairman, and these appointments have been made;

     o Certain activities of Tianjin Empire's Board of Directors require unanimous assent of the directors, including: (i) amendment to its Articles of Association; (ii) increase or reduction of its registered capital; (iii) its dissolution; (iv) mortgage or pledge of its assets; or (iv) merger, division or change of form of organization of Tianjin Empire;

     o Subject to approval of the Board of Directors, the Nevada Subsidiary shall nominate Tianjin Empire's General Manager and Chief Financial Officer and the Institute shall nominate its Deputy General Manager, which nominations have been completed;

     o The contract sets out provisions and guidelines for the operations of Tianjin Empire; and

     o The duration of Tianjin Empire shall be for a term of 30 years from the granting of its original business licenses.

     The Institute (through an affiliate) received its business license on four mineral prospects on April 13 2007. However, the Institute has not obtained its valuation of the properties for purposes of transferring the properties to Tianjin Empire to make its capital contribution. The Institute and the Nevada Subsidiary have agreed to extend the deadline for the property transfer at a valuation mutually agreed upon by the parties to complete the Institute's capital contribution to October 15, 2007. If the Institute's capital contribution is not timely made, it is the intention of the Company to terminate its participation in the Tianjin Empire venture.

     Although Tianjin Empire has preliminary plans to develop an exploration program for the properties covered by the business license issued to the Institute, until the properties are transferred to Tianjin Empire, the Company does not consider the properties to be material.

     On March 27, 2006, the Nevada Subsidiary entered into an agreement with Universal Gold Corp., a New York corporation ("Universal"). Universal is controlled by Walter Reissman, its Chief Executive Officer, and there were no preexisting affiliations between him or Universal, with the Company or the Nevada Subsidiary. Universal is engaged in the business of providing facilitating services and information to persons and entities desiring to acquire, explore, develop and operate mineral properties in China. The agreement with Universal was related to the Tianjin joint venture in that Universal introduced to the Institute and provided information on mineral properties and prospects in the area of interest. Under this agreement, the Nevada Subsidiary purchased from Universal certain business relationships, due diligence, know-how and research and development in process, and all related relevant and technical information whether tangible or intangible, including without limitation any data, designs, calculations, computer source codes (human readable format), specifications, test and installation, instructions, service and maintenance notes, technical, operating and service and maintenance manuals, user documentation, training materials, and other data, information, know-how and all goodwill associated therewith, in each case which are in the possession of, owned by, developed and/or licensed to Universal which relate to, and are necessary or desirable to enhance, develop, manufacture, assemble, service, maintain, install, operate, use or test and/or explore, mine and/or produce precious metals/minerals, not limited to gold, in China. The Nevada Subsidiary paid Universal $350,000.00 under the agreement. The total payment under the agreement of $350,000 was expensed when paid during the year ended December 31, 2006 as research and development expenses and no value was placed on the purchased assets.

     Under the amended "Mineral Resources Law of the PRC", which became effective as of January 1, 1997, all mineral resources of the PRC are owned by the State. The Ministry of Land and Resources ("MLR") is responsible for the supervision and administration of the mining and exploration of mineral resources nationwide. The geology and mineral resources departments of the Chinese Government in the respective provinces, autonomous regions and municipalities are responsible for the supervision and administration of the exploration, development and mining of mineral resources within their own jurisdictions. The companies engaged in the mining or exploration of mineral resources must obtain mining and exploration licenses, as the case may be, which are transferable for consideration only in certain circumstances as provided under PRC laws, subject to approval by relevant administrative authorities.

     According to the relevant PRC laws, before the exploration and mining activities relating to mineral resources can commence, the project company must first obtain the exploration license and the mining license, which generally entitles the project company to the exploration and mining rights attached to the relevant mining project. Furthermore, if the mining activities involve gold resources, the Gold Operating Permit must also be obtained.

     Holders of exploration licenses and holders of mining licenses are subject to exploration right usage fees and mining right usage fees, respectively. In accordance with the "Administrative Measures on Registration of Mineral Resources Exploitation", mining right usage fees are payable on an annual basis. The rate of mining right usage fee is RMB1,000 per sq.km. of mining area p.a. On the other hand, in accordance with the "Administrative Measures on Registration of Tenement of Mineral Resources Exploration and Survey", exploration right usage fees are calculated according to the size of the exploration area and are payable on an annual basis. The rate of exploration right usage fees for the first year to the third year of exploration is RMB100 per sq.km. of exploration area p.a. From the fourth year of exploration onwards, the rate increases by RMB100 per sq.km of exploration area p.a. However, the annual maximum rate may not exceed RMB500 per sq.km. of exploration area. In addition, according to the amended "Administration Regulation for Collection of Mineral Resource Compensation Fee"), which became effective as of July 3, 1997, holders of mining licenses are subject to mineral resource compensation fees, which accounts for a certain percentage of the sales revenue of such holders. The mineral resource compensation fee is paid on a half-yearly basis.

     An exploration license must be obtained before carrying out exploration activities. In accordance with the "Administrative Measures on Registration of Tenement of Mineral Resources Exploration and Survey", the applicant must submit the following documents to the MLR or its local branch for the exploration license: (i) an application form for registration and a drawing or map indicating the scope of the blocks for which the applicant is applying; (ii) a copy of the certificate validating the qualification of the exploration unit;
(iii) an exploration working plan and an exploration contract or documents evidencing that the exploration unit and project are entrusted by the State;
(iv) an implementation proposal for the exploration, and its appendixes thereto;
(v) documents of proof showing the source of the funds for the exploration project; and (vi) materials otherwise required by the relevant authority. After all related documents required by the authority have been provided and submitted, the competent authority shall make a decision within 40 days and notify the applicant of the result. If the application is approved, the applicant must pay the exploration right usage fee before obtaining the exploration license, which is calculated according to the size of the exploration area. The fee is payable on an annual basis.

     The maximum valid period of the initial term of the exploration license is three years. An application must be submitted to the original competent registration authority for renewal of such exploration license at least 30 days prior to the expiration date stipulated thereon. Each renewal of valid term cannot exceed two years. If the holder of an exploration license fails to renew the same, such license is automatically annulled upon expiration.

     During the term of an exploration license, the holder of such exploration license has the privileged priority to obtain mining rights to the mineral resources in the exploration area, provided that the holder of the exploration license meets the qualifying conditions for mining rights owners. The holder of the exploration license has the rights, among others, to: (i) explore without interference within the area under license during the license term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the licensed area.

     The holder of an exploration license is obliged to, among other things: (i) begin exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labor safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from exploration work, (vi) take other measures to protect against safety concerns after the exploration work is completed, and (vii) complete minimum exploration expenditures as required by the Administrative Measures on Registration of Tenement of Mineral Resources Exploration and Survey.

     In accordance with the "Administrative Measures on Registration of Mineral Resources Exploitation", to apply for the mining license, the applicant must submit the following documents to the MLR or its local branch: (i) an application form for registration and a drawing or map indicating the scope of the mining area; (ii) certificate validating the qualification of the applicant;
(iii) a plan for development and utilization of the mineral resources; (iv) approval documents for establishment of the mining company; (v) an environment influence evaluation report for the exploitation of the mineral resources; and
(vi) materials otherwise required by the relevant authority.

     After all related documents required by the authority have been provided and submitted, the competent authority shall make a decision within 40 days and notify the applicant of the result. If the application is approved, the applicant must pay the mining right usage fee before obtaining the mining license, which is calculated according to the size of the mining area and must be paid on an annual basis.

     The maximum valid period of the initial term of the mining license is determined according to the construction scale of the mine. For a large size mine, the term may be as long as 30 years, for a middle size mine, 20 years, and for a small size mine, 10 years. An application may be submitted to the original competent registration authority for renewal of such license at least 30 days prior to its expiration date. If the holder of a mining license fails to renew the same, such license is automatically annulled upon expiration.

     The holder of a mining license has the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units),
(iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable laws.

     The holder of a mining license is required to, among other things: (i) conduct mine construction or mining activities within a defined time period,
(ii) conduct efficient production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to applicable laws, (iv) comply with State laws and regulations regarding labor safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management by the departments in charge of geology and mineral resources, and
(vi) complete and present mineral reserves forms and mineral resource development and use statistics reports, in accordance with applicable law.

     The holder of an exploration or mining license may transfer its exploration or mining license to others, subject to the approval of MLR.

     An exploration license may only be transferred if the transferor has: (i) held the exploration license for two years as of the issue date, or discovered minerals in the exploration area, which are able to be explored or mined further, (ii) held a valid and subsisting exploration license, (iii) completed the stipulated minimum exploration expenditures, (iv) paid the user fees and the price for exploration rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals.

     A mining license may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others,
(iii) selling its company's assets, or (iv) engaging in a similar transaction that will result in an alteration of the property ownership of the company.

     Additionally, when state-owned assets or state funds are involved in a transfer of exploration licenses and mining licenses, the related state-owned assets rules and regulations apply and a proper evaluation report must be completed and filed with the MLR.

     Following documents must be submitted to MLR or its local branch to transfer an exploration or mining license: (i) a transfer application form; (ii) transfer agreement signed between the transferor and transferee; (iii) qualification certificates of the transferee; (iv) certificates proving that the transferor has meet the relevant requirements for transferring exploration license or mining license; (v) report regarding the exploration or mining status of the mineral resources; and (vi) materials otherwise required by the relevant authority. Additionally, when state-owned company transfers its mining license, approval document regarding the mining license transfer issued by its governing authorities should also be submitted.

     Speculation in exploration and mining rights is prohibited. The penalties for speculation are that the rights of the speculator may be revoked, illegal income from speculation confiscated and a fine levied.

     According to the "Provisions on the Administration of Gold Operating Permit", the applicant for mining of gold minerals must submit the following documents to the National Development Reform Commission ("NDRC"): (i) an application form for exploitation of gold minerals; (ii) a formal map indicating the scope of the mining area; (iii) file records or the approval documents regarding the ore reserves report; (iv) an environment influence evaluation report approved by competent environment protection authorities; (v) the contract and the articles of association of the company and the approval for establishment of the company, if the applicant is a company limited by shares; and (vi) the awards rendered by relevant authorities in respect of any boundary dispute concerning the mining area.

     The valid period for a Gold Operating Permit varies from five years to 15 years, depending upon the production size of the mine. An application must be submitted to the NDRC for renewal of the Gold Operating Permit at least 30 days prior to the expiration date stipulated thereon.

     The holder of a Gold Operating Permit is entitled to exploit gold mineral resources in the areas specified in the Gold Operating Permit, subject to obtaining a corresponding mining license

     On March 6, 2007, the Company entered into an Exploration Development Agreement with Bellhaven Copper & Gold, Inc., a corporation organized in British Columbia, Canada ("Bellhaven") and Bellhaven's wholly owned Nevada Subsidiary, Cuprum Resources Corp., a corporation organized in the Republic of Panama ("Cuprum"). Cuprum is the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Guariviara area of Panama. This agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum.

     The material terms of this agreement and the material events related to it as of the date of this Registration Statement are:

     o The Company is granted the option to acquire up to 75% of Cuprum outstanding stock;

     o To acquire 65% of Cuprum's stock the Company must: (i) pay to Cuprum or Bellhaven $2,000,000.00; (ii) issue to Bellhaven shares of the Company common stock as valued under an escrow agreement with a total value of $4,000,000.00; and (iii) expend $15,000.000.00 in exploration and development work on the copper prospect underlying Cuprum's prospect underlying Cuprum's Mineral Concession;

     o The first $500,000.00 was paid on March 30, 2007. The 4,000,000 shares of the Company's common stock were deposited into escrow on May 14, 2007. The remaining $1,500,000.00 is payable by the Company in three $500,000.00 annual installments due on March 6, 2008, 2009 and 2010;

     o The escrow agreement under which the 4,000,000 shares of the Company's common stock issued to Bellhaven and deposited provides: (i) for the immediate release and delivery to Bellhaven of one-third of the shares (1,333,334); (ii) the release and delivery to Bellhaven of an additional one-third of the shares on each of March 6, 2008 and 2009;
          (iii) the adjustment of total shares to be issued to Bellhaven by valuing the shares at the price received by the Company for the first $1,000,000 raised by the sale of the Company's common stock or securities convertible into the common stock sold to non-affiliates of the Company after March 6, 2007, so that, if that price is less than $1.00 the shares to Bellhaven would be increased and if more than $1.00 the total shares to Bellhaven would be decreased; and (iv) the Company has agreed to file a Registration Statement under the U.S. Securities Act of 1933 for the shares of its common stock released to

          Bellhaven by November 3, 2007 or to include these shares on a "piggy-back" in any Registration Statement filed prior thereto by the Company. During the period from June 25 through July 2, 2007, the Company raised $1,100,000.00 through the sale of notes convertible into shares of its common stock at $1.00 per share, thereby setting the number of shares to be issued to Bellhaven at the total of the 4,000,000 shares already issued and deposited in escrow;

     o The expenditure by the Company of the $15,000,000.00 for exploration and development work shall be made: (i) $2,000,000.00 by March 5, 2008; of which $1,044,189 has been expended by September 17, 2007;
          (ii) a total of $9,000,000.00 by March 5, 2009; and (iii) a total of $15,000,000.00 by March 5, 2010. The Company may, at its discretion, pay any of the required amounts directly to Cuprum, in lieu of funding exploration or development work;

     o If the Company pays less than all of the $17,000,000 cash payments and funding due under the agreement but at least 50% of it, the Company will earn an interest in the Cuprum shares which will be proportionately reduced from the 65% total;

     o If the Company has earned the full 65% of the Cuprum shares by paying or expending the total $17,000,000.00, it shall have the option to earn an additional 10% of the outstanding stock of Cuprum by completing a Bankable Feasibility Study for the subject property. If this study is not completed, the Company by March 5, 2010, the Company will have to expend an additional $1,000,000.00 for exploration and development work for each successive six month period to keep the agreement in force to enable it to earn the additional 10% interest in Cuprum;

     o When the Company has made all of the required payments the operations of Cuprum will continue under the terms of an operating agreement of the three parties;

     o If the Company introduces a third party mining company, acceptable to Bellhaven and Cuprum, which agrees to complete the Company's payment and expenditure obligations under the agreement including the one to complete Bankable Feasibility Study, the Company will earn its full 75% interest in Cuprum, Bellhaven's interest will reduce to 25% and the interests of the Company, Bellhaven in Cuprum will then be proportionately reduced by the amount of the interest acquired by the third party;

     o If the price of copper on the London Metals Exchange falls below $1.25 for 20 consecutive trading days, all activities and funding under the agreement shall be suspended for up to one year or until that price rises above $1.25 for 90 days, whichever occurs first;

     o Cuprum is the designated operator to manage and supervise the exploration and development work under budgets and exploration plans jointly agreed upon prior to any implementation of work on the property and Empire shall have sole final approval of all exploration budgets and spending. Empire shall, at its sole discretion, have the right to terminate Cuprum as operator at any time with or without cause after it has acquired a 50% equity position in the property. Empire shall give Cuprum 30 days notice of its intent to terminate Cuprum as operator; and

     o The interest of all parties to the agreement are subject to a right of refusal by the other parties to any sale or disposal of an interest in the agreement.

     The Cerro Chorcha concession consists of 24,241.91 hectares (ha) in five rectangular blocks and is located in Chiriqui and Bocas Del Toro Provinces of Panama straddling the continental divide about 290 km west of Panama City as shown in the following map.









                                      [MAP]

                            CERRO CHORCHA CONCESSION

     The closest city to Cerro Chorcha is David, Panama's third largest city, which is about 40 km to the southwest of the concession site. Travel from Panama City to David requires approximately six hours by car along a paved two-lane highway. There are a number of daily commercial flights between these two cities.

     To both the north and south of the concession site there are a number of small towns and villages all connected by a system of roads and trails. A north-south paved mad passes within the northwest portion of the Cerro Chorcha concession, however this highway occurs on the opposite side of the Continental divide to the main camp which is accessible only by helicopter or on foot.

     Currently helicopter flights to the main Cerro Chorcha camp and work area arc out of Rambala a small town 31 kilometers north of the camp. There is a dirt road from Rambala to the village of Soloy. A foot trail leads from Soloy to the Cerro Chorcha camp. This route requires one day and a half to traverse by auto and foot.

     Elevations on the property range from about 600 m to 2213 m at the top of Cerro Chorcha and slopes are steep. The higher elevations near the Continental Divide are often cloud covered generated by warm, moist Caribbean air that is lifted daily to cooler heights by air currents. Due to the weather effects, access to the concession site by helicopter is best achieved in the early morning and in the late afternoon.

     The mountain terrain is covered in high altitude rain forest with annual rainfall reported to be up to about six meters. Temperatures in this locality average 20(degree) C to 25(degree) C but during some months temperatures can dip down to 5(degree)C at night. Work on the concession site can be undertaken at any time of the year.

     The main Chorcha exploration camp consists of four large all-weather buildings powered by a diesel generator. Within the region, personnel, supplies, fuel, water and sufficient space for a mining operation are readily available.

     The Cerro Chorcha Mineral Exploration Concession (Contract # 006,2005) at Cerro Chorcha was granted to Cuprum on April 4, 2006. This exploration concession is currently valid and in force.

     The area falls under the local jurisdictions of the District of San Lorenzo in Chiriqui Province and the District of Chirqui Grande in the Province of Betas Del Toro.

     Mineral title to Cerro Chorcha was previously held under Exploration Concession 93-71 (Geo-Minas, S.A.). These concessions expired in 1999 and were officially cancelled by publication in the Official Gazette (No. 25,029) on April 15, 2004. An application for a new concession (CRC-EXPL 2004-05) was accepted on May 17, 2004 in the name of Cuprum.

     Table 1 lists the coordinates of the corner points of the individual five blocks.

              Block          Longitude         Latitude              Area
                                                                  (hectares)
              1              82(degree) 40"'   8(degree)  408.61"  10,302.92
                             82(degree) 47"'   8(degree)  408.61"
                             82(degree) 47"'   8(degree)  354.2"
                             82(degree) 40"'   8(degree)  354.2"
              2              82(degree) 47"'   8(degree)  403.5"   2,250.95
                             82(degree)  003.4"8(degree)  403.5"
                             82(degree) 03A"   8(degree)  39'       37"
                             82(degree) 47"'   8(degree)  39'       37"
              3              82(degree)  003.4"8(degree)  403.5"   4,705.87
                             82(degree)  021.4"8(degree)  403.5"
                             82(degree)  021.4"8(degree)  354.2"
                             82(degree)  003.4"8(degree)  354.2"
              4              82(degree) 47"'   8(degree)  354.2"   4,480.77
                             82(degree)  021.4"8(degree)  354.2"
                             82(degree)  021.4"8(degree)  327.7"
                             82(degree) 47"'   8(degree)  327.7"
               5             82(degree) 47"'   8(degree)  337"     2,501.40
                             82(degree) 0.34"  8(degree)  337"
                             82(degree) 0.34"  8(degree)  354.2"
                             82(degree) 47"'   8(degree)  354.2"

     The owners of the former concession lodged legal complaints objecting to the cancellation of their concession and the re-application by Cuprum. All legal complaints opposing the cancellation of the concession have been rejected by the Supreme Court of Panama. The new metallic mineral concession at Cerro Chorcha was granted to Cuprum and published in the Official Gazette (No. 25,517) on April 4, 2006. A metallic mineral exploration concession is valid for four years, with extensions available for another four. There are various reporting requirements and a tax on the exploration concessions which begins at US$0.50 per ha the first year and increases to US$1.50 per ha in year five.

     The owner of the exploration mineral concession has an exclusive right to the application of an exploitation concession. The terms under which major projects proceed are negotiated with the government.

     A portion of the Chorcha concession occurs on an autonomous aboriginal land reserve (Comarca) of the Ngobe-Bugle (see figure 2). There are no permanent habitations in the area of concession.

     Cuprum signed an exclusive mineral exploration agreement (the "Agreement") with the Comarca on July 28, 2004. The Agreement grants Cuprum the exclusive rights to explore for minerals and to negotiate a new agreement with the Comarca for the "next phase of activity" upon completion of the exploration phase. The Agreement is valid until the expiration of the Exploration Concession and strictly follows the Panama Mining Code whereby an exploitation concession is granted once the presence of commercial ore is demonstrated.

     The Agreement (resolution #1 Feb 12, 2006) was signed by the President of the Regional Congress of the NoKribo Region (Mr. Enrique Pineda), the Chief of the loKribo Region (Mr. Johnny Bonilla), and the president of the Local Congress of the Kanicintti District of the NoKribo Region (Mr. Julian Palacio) and, for Cuprum, the General Manager and Secretary of the Board of Directors (Mr. Alfredo Burgos).

     Among the issues covered by the Agreement are: work progress, budgets and reporting; employment and training; land rentals and leasing; development programs; environment, education and culture; force majeure; settlement of conflicts; notification, continuity and applicable laws.

     A joint committee was created by Cuprum and the peoples of the Comarca. Monthly meetings of the committee are held to review development and to ensure continued mutual support. All work planned by the Company and Cuprum to date been formally reviewed by and the approved by the operating committee.

     The north western portion of the Concession is in the watershed of the Fortuna Hydroelectric Project. Significant development in the hydra-electric reserve area would require approval from Fortuna S.A. (a corporation composed equally of Americas Generation Corp. and the State of Panama) which purchased the publicly owned Institute deRecursos Hidro-electricos y Electrificacion (IE) in 1998.

     The mineralized area, as presently known, is far outside of reserve, in fact it is on the other side of the Continental Divide from the Fortuna Project and therefore does not affect the catchment area.

     Exploration work can be performed within the boundaries of the hyrdo-electric reserve, as long as we present the plan and procedures that adhere to the respective regulations they will not affect the watershed. A portion of the Palo Seco Reserve Forestal (Forestry Reserve) enters the concession from the north and extends to within about one kilometer north of the main mineralized zone, although legal survey of this has not yet been done.

     ANAM (Autoridad Nacional del Ambiente), Panama's environmental agency, is responsible for the administration of the forest reserve.

     The Palo Seco Reserve, Forestal is divided into various sub-zones, each of which has a different level of protection. The current management plan does not specifically address mineral exploration and development, however the portion of the Palo Seco Forest Reserve nearest the Chorcha Project is assigned to a highly protected status with entry permitted only for scientific research. In the past exploration has been permitted within the limits of forest reserves, however damages must be mitigated.

     Prior exploration work on Cerro Chorcha has not resulted in anything that could be considered to be an environmental liability.

     Most of Panama consists of island arc assemblages of Cretaceous to Recent age which have resulted from the subduction of the Cocos tectonic plate underneath the Caribbean plate.

     In western Panama, where Cerro Chorcha is located, Miocene andesitic to basaltic flows and volcaniclastic rocks of the Caflazas Group have been intruded by Pliocene to Miocene granodiorite and monzonitic rocks of the Tabasara.

     The Porphyry copper deposits in Panama are associated with calc-alkaline intrusives. Panama hosts two 'world class' mineralized systems at Cerro Colorado and at Petal Pine, each containing in excess of one billion tonnes of mineralized rock.

     At Cerro Chorcha the main area of interest occurs within a composite intrusion, consisting of diorite, quartz diorite, and lesser amounts of monzodiorite. Small bodies and dykes of quartz feldspar porphyry and mafic dykes cut the various intrusive phases and are considered to he post-mineral.

     The Cerro Chorcha project contains porphyry copper mineralization with related gold and some reported molybdenum. Oxide and hypogene copper zones are present.

     Distal propylitic (chlorite, epidote, and actinolite) alteration surrounds proximal phyllic (sericitie and silicic) zones. Much of the chalcopyrite and bornite mineralization occurs in a quartz-magnetite stockwork and vein facies within the intrusive.

     There is a strong structural component to the more or less east-west trending mineralized body which is cut by conjugate NE-SW and NW-SE trending faults.

     By analogy with the Cerro Colorado porphyry copper deposit only 35 km to the ESE it is thought that the porphyry copper mineralization at Cerro Chorcha is between three and five million years old.

     There are scattered mineralized showings over the entire 242 square kilometer Cerro Chorcha concession.

     Porphyry copper (Cu) mineralization with associated gold, silver and molybdenum occur at the main Cerro Chorcha zone (the Guariviara Zone) over an area measuring 1.1 kilometers by 500meters.

     Much of the mineralization is structurally controlled and is related to quartz-magnetite sulphide veining and stockwork zones within the intrusive rocks. Laterally outward from the quartz-magnetite zones, sericite-altered intrusive rock contain fracture/veinlet controlled sulphides. The alteration outward from the phyllic, sericitic and siliceous material is predominantly propylitic.

     Minerals encountered in the hypogene zone consist of magnetite, chalcopyrite, pyrite, bornite and minor sphalerite and molybdenite. Only minor supergene mineralization has been observed.

     Exploration by previous operators has included regional stream sediment geochemistry, prospecting, trenching, soil and rock chip sampling, aerial and ground geophysics, and the drilling of 35 drill holes aggregating 7036 in.

     ASARCO Exploration Company of Canada Ltd. discovered the Gu.viviara Zone during a regional stream sediment program initiated in 1969. In 1976, exploration efforts included sampling, mapping and trenching resulted in defining porphyry copper mineralization grading greater than 0.2% Cu over an area of 600 meters by 300 meters.

     ASARCO mobilized a drill onto the property. Negotiations with the Government to improve the terms of the concession agreement failed and the company abandoned the project without drilling. A total of over 400 samples were taken and assayed during the ASARCO tenure.

     In the period 1990 to 1992 Consultores Geologicos S.A. obtained a concession and confirmed the importance of the zone discovered by ASARCO.

     In 1993 the original concession was grouped together in a land package measuring 24,350 ha in an agreement between Consultores Geologicos and GeoRecursos International S.A. and the concession was transferred to Geo-Minas, S.A.

     During 1993 a north-south grid was cut with 200m line spacing. A total of sixty-seven soil, 30 rock and 64 chip samples were taken as part of a regional prospecting program.

     In the period 1994 and 1995 GeoRecursos International S.A. and Arlo Resources (Arlo) expanded the grid, performed geochemical, geological, and magnetic surveys and regional prospecting work.

     GeoRecursos and Arlo completed 27 helicopter-supported diamond drill holes on the Guariviara Zone for a total of 5,765metres.

     During 1997 and 1998 Cyprus Minera de Panama (Cyprus) obtained an option on the property. Cyprus expanded the grids, refined the geology of the deposit, mapped and sampled outlying zones, conducted airborne radiometric and magnetic surveys and drilled nine diamond drill holes for a total of 1271 meters. Cyprus left Panama and the concession remained dormant, finally being officially cancelled April 15, 2004.

     Following approval of the new Chorcha mineral concession Cuprum and Belhaven undertook the construction of the Chorcha exploration camp and conducted a short program of geologic mapping and one-meter channel samples were collected from several zones of structurally-controlled quartz-magnetite stockwork that appears to hosts the high-grade copper-gold-silver mineralization. Reported grades within the stockwork zone, returned a total of 61 meters at an average grade of 1.89% Cu, 1.44 g/t Au, and 23.28 g/t Ag.

     Based upon exploration work on the Cerro Chorcha, Bellhaven and Cuprum have procured a technical report on the property which was prepared in compliance with the National Instrument (NI) 43-101, "Standards of Disclosure For Mineral Projects" adopted by Canadian securities regulatory authorities. However, a company reporting under the U.S. Securities Exchange Act of 1934 may not report resources designated under NI 43-101 based upon a pre-feasibility study. In addition, to designate reserves under the Industry Guide 7 of the U.S. Securities and Exchange Commission a final or bankable feasibility study is required. Accordingly, while Bellhaven, Cuprum and the Company have used the NI 43-101 report in their evaluation of the property, they are not claiming or asserting any reserves for the Cerro Chorcha and it must be considered as an exploration property without any known resources. The proposed program for the Cerro Chorcha is exploratory in nature.

     Unless changes are required, the three phase program of geologic investigation will be conducted with Cuprum serving as the operator. Apart from direct geologic work, each phase of the program includes the funding of some social program with the local indigenous groups.

     Phase One will include surface prospecting, surface geologic mapping, trenching and sampling as well as a 3,300 meter diamond drill program. The phase one program commenced in March 2007 and has a mutually approved annual budget of
2.1 million dollars.

     A contract with Cabo Drilling Corp. (Cabo), of Vancouver, B.C. Canada was signed to perform the drill program on March 14, 2007. In preparation for the drill program, the Company and Cuprum built drill pads and fuel storage facilities. The 3,300 meter drill program was commenced in June 2007. As of September 10, 2007, 2,041 meters have been drilled with encouraging results.

     As of the date of this registration statement, four drill holes have been completed. The first drill hole, CH-07-01, was drilled to test a structurally-controlled quartz-magnetite-sulphide stockwork zone that hosts higher grade copper-gold-silver mineralization than what is observed within the larger mineralized Chorcha porphyry system.

     The main zone of mineralization in Hole CH-07-01 begins at the surface, and is the thickest and the highest grade thus far encountered within the Cerro Chorcha porphyry copper deposit.

     Highlights from Hole CH-07-01 include:

      From/To                Length    Copper        Gold     Silver
     --------------------------------------------------------------------
     0 to 239.4 m      239.4 meters    1.20 %    0.23 g/t    6.1 g/t

     including
     0 to 114m           114 meters    2.01 %    0.43 g/t   11.3 g/t

     including
     52 to 90 m            38 meters    2.88 %    0.73 g/t   14.3 g/t

     including detailed analyses
     52 to 54 m             2 meters    3.43 %    1.29 g/t   23.3 g/t
     54 to 56 m             2 meters    2.77 %    0.82 g/t   12.1 g/t
     56 to 58 m             2 meters    2.70 %    0.50 g/t    8.6 g/t
     58 to 59.6 m         1.6 meters    2.83 %    0.49 g/t    7.6 g/t
     59.6 to 62 m         2.4 meters    0.61 %    0.11 g/t    3.7 g/t
     62 to 64 m             2 meters    0.74 %    0.09 g/t    2.4 g/t
     64 to 65.05 m       1.05 meters    1.13 %    0.14 g/t    5.5 g/t
     65.05 to 66 m       0.95 meters    3.67 %    0.93 g/t   15.2 g/t
     66 to 68 m             2 meters    2.02 %    0.84 g/t    9.2 g/t
     68 to 70 m             2 meters    4.26 %    2.22 g/t   28.1 g/t
     70 to 71.23 m       1.23 meters    1.42 %    0.44 g/t    6.1 g/t
     71.23 to 72.75 m    1.52 meters    3.88 %    1.19 g/t   22.5 g/t
     72.75 to 74 m       1.25 meters    3.59 %    0.92 g/t   14.3 g/t
     74 to 76 m             2 meters    3.32 %    0.62 g/t   22.6 g/t
     76 to 78 m             2 meters    3.31 %    1.57 g/t   14.7 g/t
     78 to 80 m             2 meters    2.51 %    0.57 g/t    9.7 g/t
     80 to 82 m             2 meters    3.28 %    0.54 g/t   14.9 g/t
     82 to 84 m             2 meters    4.11 %    0.70 g/t   20.7 g/t
     84 to 86 m             2 meters    3.34 %    0.35 g/t   11.2 g/t
     86 to 88 m             2 meters    3.43 %    0.50 g/t   17.4 g/t
     88 to 90 m             2 meters    4.11 %    0.40 g/t   26.8 g/t

     Gold values are by fire assay prep and ICP-MS finish, and copper and silver values by multi-acid digestion and ICP-MS analysis. Analyses were performed by ACME Labs in Vancouver.

     Hole CH-07-01 is located about 50 meters east of a 1995 Arlo diamond drill hole, G95-10. Hole G95-10 (north azimuth, -60 inclined) cored 309.1 meters (1014.1 feet) of 0.78 % copper and 0.07 g/t gold.

     Hole CH-07-01 is a northwest directed -60 degree angle hole that has encountered extensive quartz-magnetite-sulphide stockwork veins and breccias that host the high grade copper-gold-silver mineralization. The entire drill hole (0 to 239.4 meters) (785.43 feet) averages 1.2 % copper, 0.23 grams per tonne of gold and 6.1 grams per tonne of silver. The hole indicates a vector toward greater thickness and grade at depth.

     The zone of higher grade copper-gold-silver mineralization in Hole CH-07-01 is associated with stockwork veins, breccias and disseminations hosted in a quartz diorite to quartz monzodiorite porphyry of probable late Tertiary age within the Cerro Chorcha porphyry intrusive complex. The quartz-magnetite-sulphide stockwork zones appear to be a late, structurally-controlled mineralizing event within the porphyry center. Strong silicification and sericite-chlorite-magnetite alteration are closely associated with quartz-magnetite-sulphide stockwork veining and silica-flooded breccia zones with copper sulphide (chalcopyrite and bornite) mineralization. Minor supergene mineralization (covellite, chalcocite, and native copper) occurs within several meters of the surface and along fault zones at depth. The copper and gold mineralization is hosted in both the oxide and sulfide portions of the stockwork, and is open to the northeast, southeast, southwest, and at depth. The true thickness of the mineralized stockwork zone remains unknown as it is in a porphyry/stockwork environment.

     Hole CH-07-02 was drilled to test a structurally-controlled quartz-magnetite-sulphide stockwork zone that hosts higher grade copper-gold-silver mineralization than what is observed within the larger mineralized Chorcha porphyry system. To date four drill holes have been completed.

     Highlights from Hole CH-07-02 include:

     --------------------------------------------------------------
     From/To            Length      Copper      Gold     Silver
     --------------------------------------------------------------
     5.1 to 246 m      240.9 m     0.81 %      0.08 g/t    2.9 g/t
     16.7 to 807 ft     790.4 ft

     including

     5.1 to 130m       124.9 m     1.32 %      0.15 g/t    4.8 g/t
     16.7 to 426.5 ft   409.8 ft

     Gold values are by fire assay prep and ICP-MS finish, and copper and silver values by multi-acid digestion and ICP-MS analysis. Analyses were performed by ACME Labs in Vancouver.

     Hole CH-07-02 is a southeast directed -60 degree angle hole drilled from the same site as Hole CH-07-01 (northwest directed, -60 degree angle hole). Hole CH-07-02 has encountered an extensive quartz-magnetite-sulphide stockwork of veins and breccias that host the higher grade copper-gold-silver mineralization. This stockwork zone is similar to the style of mineralization in Hole CH-07-01, but differs in vein density, alteration intensity and the ratio of chalcopyrite to bornite. The apparent thickness of the stockwork zone in Hole CH-07-02 is about 65 meters. The stockwork zone in Hole CH-07-01 has an apparent thickness of 57 meters. The true thicknesses of the mineralized stockwork zones remain unknown as they are in a porphyry/stockwork environment.

     The zone of higher grade copper-gold-silver mineralization in Hole CH-07-02 is associated with stockwork veins, breccias and disseminations hosted in a quartz diorite to quartz monzodiorite porphyry within the Cerro Chorcha porphyry intrusive complex. The quartz-magnetite-sulphide stockwork zones appear to be a late, structurally-controlled mineralizing event within the porphyry center. Strong silicification and sericite-chlorite-magnetite alteration are closely associated with quartz-magnetite-sulphide stockwork veining with copper sulphide (chalcopyrite and bornite) mineralization. Supergene mineralization (chalcocite and native copper) occurs within several meters of the surface and along fault zones at depth.

     Results for Hole CH-07-03 and CH-07-04 are pending.

     The on-going phase one drill program will serve to test the mineralization at Cerro Chorcha which has a known surface expression of over 1 kilometer in length and over 600meters in width.

     Phase Two will include the creation of access road into the Chorcha main zone. This phase will include a 20,000 meter drill program of systematic drilling utilizing several diamond drill rigs.

     Phase Three will concentrate on the completion of a bankable feasibility study by conducting the appropriate meters of drilling necessary to complete this task.

     Throughout the exploration all samples will be prepared and analyzed by an independent 1S0 certified laboratory.

     Cuprum and Empire's exploration work on the Cerro Chorcha project is supervised by Michael D. Druecker, Ph.D., P.Geo a Qualified Person as defined in NI 43-101. Mr. Druecker has verified that trench and drill results have been accurately summarized from the official assay certificates provided to the Company.

     Cuprum and Empire's drilling sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the Toronoto Stock Exchange. Samples have been analyzed by ICP (inductively coupled plasma/mass spectrometry), and gold analysis has been by fire assay with gravimetric finish on a 30gram split.

     Quality control measures, including check duplicates and sample standard-assaying are being implemented. A chain of custody review has been completed to ensure the integrity of all sample data. Samples were assayed by Acme Analytical Laboratories, independent of Cuprum and Empire.

     On March 1, 2007, the Company entered into an agreement with Silver Global, SA, a Panamanian corporation ("Silver"). Silver is controlled by Mr. Abraham Crocamo, its President. There was no previous affiliation between Mr. Crocamo and the Company or the Nevada Subsidiary. This agreement provides that Silver will perform consulting services for the Company related to the identification, location, definition of mineral business opportunities in Panama and introductions to persons or entities holding potential acquisition properties involving Panama Mineral Concessions and related services. Under this agreement:

     o The Company paid Silver a consultancy fee for $75,000.00 for services through February 29, 2008;

     o The Company may extend the agreement for a one-year term for each year after February 29, 2008 by paying a consultancy fee of $150,000.00 per year;

     o In addition to the cash consultancy fees the Company will pay Silver a non-cash transaction fee for any transaction the Company makes involving acquisition of an interest in a Panamanian Mineral Concession, directly or indirectly in any form, with a party introduced to the Company by Silver. Each transaction will be as agreed between then and in the form of a percentage interest in the Mineral Concession interest acquired by the Company and/or stock of the Company; and

     o For the transaction fee for the Company, Bellhaven and Cuprum transaction the Company has paid Silver 1,000,000 shares of the Company's common stock (issued as "restricted securities") and if the Company completes its acquisition of the 65% interest in Cuprum, it will transfer to Silver 7.5% of Cuprum's outstanding stock. If the Company earns the additional 10% interest in Cuprum by obtaining the Bankable Feasibility Study, the Company will transfer to Silver 5% of Cuprum's outstanding stock. If the Company completes more than 50% of the full payment due to Bellhaven and Cuprum but not all and thus earns a reduced interest in Cuprum, the balance of the transaction fee to Silver will be proportionally reduced.

     During the 12 month period commencing September 1, 2007, the Company will concentrate its efforts on the Panamanian copper prospect and the two Chinese mineral ventures, and in obtaining additional capital necessary to finance its operations. It will also continue to evaluate additional mineral acquisitions.

     The Zhaoyuan Co. will explore the acquisition of another mineral prospect in the general area of its present property and continue to evaluate its present property to determine if any further exploration on it is warranted. If the efforts are unsuccessful, the Company intends to terminate the venture. If Zhaoyuan acquires another prospect or evidence of other promising mineral targets on the present property, the Company will evaluate whether or not to provide additional $500,000 for any future exploration program.

     If the Institute presents an evaluation satisfactory to the Nevada Subsidiary of the properties under its business licenses and transfers the properties and licenses to Tianjin Empire, Tianjin will initiate an exploration program for these properties. If the properties are not so transferred to Tianjin Empire, the Company presently intends to terminate this venture and not invest any additional funds in it.

     The Company will concentrate its efforts on the completion of the phase one exploration work on the Cerro Chorcha property. The programs, initiated in June of 2007, call for: (i) the drilling of approximately 3,300 meters; (ii) further ground exploration work and topographic survey; (iii) airborne geophysical surveys (magnetic and electromagnetic); (iv) environmental assessments of and work on access trails to and on the property; and (v) create a three-dimensional model of the property based on old and new drilling results. It is estimated the drilling and ground exploration will be completed by or during the first quarter of 2008. The program is estimated to cost $2,100,000.00 through March of 2008, of which approximately $1,000,000.00 had been expended through August of 2007.

     Upon completion of the phase one program, if the exploration results are satisfactory, a phase two drilling program calling for at least 12,000 meters of drilling will be initiated at estimated costs to be determined.

     The Company will have to raise additional capital to finance all of its operations. There are presently no firm arrangements under which any capital can be obtained.

     The Company presently employs 2 full time employees, Pinchas Althaus, the Chief Executive Officer, and Diego Roca, the Chief Financial Officer. The Company's Vice President of Exploration, Craig Alford, is compensated as an independent contractor due to his out of the country residency status. Bruce W. Minsky, the Company's Senior Vice President, General Counsel, Secretary and a director, performs legal services for the Company as an independent contractor for those services on an hourly fee basis the same as his other clients. The Company anticipates hiring additional personnel for administrative and financial functions during the year ended 2007.

Risk Factors
------------

     This Registration Statement contains statements concerning our future performance, intentions, objectives, plans and expectations that are or may be deemed to be "forward-looking statements". Our ability to do this has been fostered by the Private Securities Litigation Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. In addition, the Company's status as an exploration and development company without any present revenue producing operations increases the risks involved in an investment in the Company. These factors affecting us include, but are no limited to, the following:

PROPOSED OPERATIONS ARE DEPENDENT UPON OUR ABILITY TO RAISE A MATERIAL AMOUNT OF CAPITAL.

     We are involved in the business of locating, acquiring, exploring, developing and operating mineral prospects and properties and have no present revenue producing operations. Our present contractual obligations require that we expend a total of approximately $500,000 over the next 12 months, to complete our minimum investments in the two Chinese ventures and $16,300,000 over the next 36 months, if we are to earn the full 65% interest in the Panama investment. In addition, there is no assurance that the expenditures of these funds will develop any of our mineral prospects to the point they may become revenue producing. The time and capital required for the exploration and development of production from mineral properties are intensive. Even if the results of our exploration and development activities are successful, we may still face material additional capital requirements to be able to achieve economical operations.


WE HAVE NO PRESENT SOURCE OF REVENUE AND ARE DEPENDENT UPON RAISING ADDITIONAL CAPITAL TO FINANCE CONTINUED OPERATIONS.

     We have no present source of revenue. The lack of successful results in our exploration program of Zhaoyuan Co. has eliminated our only immediate potential source of revenue. We are dependent upon our ability to raise additional capital to finance our operations including our administrative operating costs which are estimated at $750,000 for the 12 months commencing September 1, 2007. Under our present program, it will likely be several years before we develop any revenue, even if our mineral exploration programs are successful, of which there is no assurance.

OUR COMMITMENTS TO REGISTER SHARES FOR SALE BY SELLING SHAREHOLDERS WILL ADVERSELY AFFECT OUR ABILITY TO RAISE NECESSARY CAPITAL.

     We have contractual commitments to file a Registration Statement under the Securities Act of 1933 for the sale by certain of our shareholders of 6,093,333 shares of outstanding common stock and 2,380,000 shares of common stock underlying warrants issued or to be issued. In addition, we have agreed to include additional shares of common stock in any such Registration Statement for other outstanding shares or shares underlying warrants or convertible notes on a "piggyback basis". The offering of these shares under the Registration Statement will adversely effect our ability to raise additional capital.

WE FACE A SIGNIFICANT RISK OF THE LOSS OF OUR INVESTMENTS IN OUR CHINA PROJECTS.

     We have invested $500,000.00 in the Zhaoyuan Co. joint venture and $500,000.00 in the Tianjin Empire joint venture. The results of the exploration program of the Zhoyuan Co. were negative and unless further geological work is successful or it can find another mineral prospect in the area the venture will be terminated. The failure of the Institute (our Chinese partner in the Tianjin venture) to transfer mineral properties has imperiled the future of this venture. There is a significant risk that we may lose both of these investments.

OUR OUTSTANDING CONVERTIBLE NOTES TOTALING $600,000.00 MAY HAVE TO BE REPAID INCREASING OUR NEED TO RAISE ADDITIONAL CAPITAL.

     We have two outstanding Convertible Promissory Notes totaling $600,000.00 convertible into common stock at $1.00 per share which have the following maturities: (i) $300,000.00 -- December 15, 2007; and (ii) $300,000.00 - October
26, 2007. If these notes are not converted, they will have to be paid. This would deplete our funds and increase our necessity to raise additional capital.

ALL OF OUR PRESENT OPERATIONS ARE IN FOREIGN COUNTRIES WITH RESULTANT RISKS AND UNCERTAINTIES.

     Our present mineral operations are in the People's Republic of China and the Republic of Panama. Accordingly, we are subject to risks and uncertainties involved in such foreign operations including:

     o Difficulties in language communications and these arising out of cultural differences may adversely effect our operations;

     o The laws of the People's Republic of China and the Republic of Panama will govern our material agreements and operations. Their systems of laws and the enforcement thereof may not be as certain in implementation and interpretation as in the United States;

     o Substantially all of our non-cash assets will be located outside of the United States. Accordingly, we may not be able to enforce any judgments of any United States courts predicated upon United States laws on state laws, including securities laws;

     o The value of the "Renminbi" ("RMB"), the main currency used in the Peoples' Republic of China ("PRC") fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. The conversion of RMB into foreign currencies such as the United States dollar has be generally based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, the PRC recently adopted a floating rate with respect to the RMB, with a 0.3% fluctuation. While most of the Company's business is conducted inside PRC will use the RMB changes in the exchange rate between it and other currencies may have a material adverse on our business; and

     o The RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in the U.S. dollar. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in the PRC have significantly reduced the government's control over routine foreign exchange transactions under current accounts. In the PRC, the State Administration for Foreign Exchange ("SAFE") regulates the conversion of the RMB into foreign currencies. We believe we will be required to apply for "Foreign Exchange" remittance of foreign currencies for payment of dividends and other distributions and such may be affected without requiring the approval of SAFE. However, even then, some items as direct investments, loans, securities, and the like still require the approval of SAFE. We may not be able to obtain a certificate or the current foreign exchange measures may be changed in a way that will make payment of dividends and other distributions outside China more difficult or unlawful. In that case, of we intend to distribute profits outside of the PRC, we may not be able to obtain sufficient foreign exchange to do so.

THE MINERAL INDUSTRY IS SUBJECT TO INTENSIVE AND INCREASING GOVERNMENTAL REGULATION WHICH MAY ADVERSELY EFFECT OUR OPERATIONS.

     All of our mineral operations will be subject to intensive and increasing governmental regulations, including those involving environmental, labor, waste management, environmental restoration, property ownership rights, health and safety matters. Compliance with the applicable regulations, which are only likely to increase in the future, may adversely impact ore operations and their results. Since we will be operating in foreign jurisdictions these adverse effects may be magnified.

WE WILL BE DEPENDENT UPON THE SERVICES OF OTHERS IN OUR MINERAL OPERATIONS.

     We will be dependent upon the services of others, including our joint venture partners and independent third parties in our exploration, development and mining operations. Our activities will be limited to supervision of and raising capital for the mineral activities. This diminished control over daily activities may adversely effect our operations.

WE HAVE NO PRESENT ESTABLISHED ECONOMIC OR RESERVES AND NO ASSURANCE WE CAN DEVELOP ANY.

     There are no established economic ore reserves on any of the properties involved in our ventures. There is no assurance that we will be able to develop any such reserves; or that, if reserves are developed, we ill be able to mine them profitability, due to insufficient capital or otherwise.

IF WE DEFINE AN ECONOMIC ORE RESERVE AND ACHIEVE PRODUCTION, IT WILL DECLINE IN THE FUTURE AS AN ORE RESERVE IS A WASTED ASSET.

     Our future ore reserve and production, if any, will decline as a result of the exhaustion of reserves and possible closure of any mine that might be developed. Eventually, at some unknown time in the future, all of the economically extractable ore will be removed from the properties, and there will be no ore remaining. This is called depletion of reserves. Ultimately, we must acquire or operate other properties in order to continue as an ongoing business.

MINERAL MARKET PRICES ARE SUBJECT TO FLUCTUATIONS WHICH MAY ADVERSELY EFFECT OUR OPERATIONS.

     If we are successful in developing any mineral properties, our ability to operate at a profit will be dependent on the then existing market price of the involved mineral. Declines in the market prices of the involved mineral may render reserves containing relatively low grades of ore uneconomic to exploit, and we may be required to discontinue exploration, development or mining on the properties, or write down our assets. We cannot predict the future market price of minerals and we may not be able to survive in a declining market situation.

WE HAVE NOT OBTAINED ANY REPORT FROM AN INDEPENDENT GEOLOGIST OR MINING ENGINEER ON THE PANAMANIAN PROPERTY

     Although our Vice President of Exploration has visited the Cerro Chorcha, site, we have not had any field examination done or report prepared on the site by any independent geologist or mining engineer. This subjects any investor in the Company to the risk of a lack of such independent review.

THE CERRO CHORCHA PROSPECT IS AN EXPLORATION PROSPECT WITHOUT ESTABLISHED RESERVES.

     The Cerro Chorcha property is an exploration prospect without any established reserves. We have relied, in part, on a pre-feasibility study the property prepared for Bellhaven and Cuprum in our evaluation of it. These are significant risks involved in so relying on results of a pre-feasibility study, including:

     o    The limited amount of drilling work underlying the study;

     o Any process testing done is limited to small pilot plants and/or bench scale testing;

     o There are normally difficulties obtaining expected metallurgical recoveries when you are scaling up to production scale from a pilot plant;

     o    The preliminary nature of the sine and processing concepts;

     o    The lack of accuracy in preliminary cost estimates;

     o    The actual metallurgical recoveries made; and

     o The history of pre-feasibility studies of typically underestimating "vital" and operating costs.

THE CERRO CHORCHA PROJECT INVOLVES A LARGE EXPLORATION PROPERTY IN AN ISOLATED UNDEVELOPED AREA REQUIRING LARGE TIME EFFORT AND CAPITAL EXPENDITURES.

     The Cerro Chorcha property is a large exploration prospect located in an isolated undeveloped area. The exploration program will require the expenditure of large amounts of capital over a period of several years. If the results of the initial exploration work are satisfactory, we will have to build access roads to and on the property to be able to complete the exploration program. If the completed exploration program is successful, we will then be faced with the necessity to complete the planning for the development of the property to the extent necessary to support a final or bankable feasibility study. During this period we will be subject to the potential adverse impact of factors beyond our control on the project; i.e., the decline in the price of the targeted mineral.

Item 2. Description of Property.
------- ------------------------

     The Company has no material physical properties. Its material assets consist of cash, cash equivalent, its stock ownership of the Nevada Subsidiary and its contractual rights under the Panamanian project. The material assets of the Nevada Subsidiary consist of cash, cash equivalents and its contractual rights in the two Chinese joint ventures.

     Our present office facilities consist of an office share arrangement at 410 Park Avenue, 15th Floor, New York, New York 10022. As our activities expand, we will lease appropriate space in the New York City area for our administrative offices.


Item 3.  Directors, Executive Officers and Significant Employees.
-------  --------------------------------------------------------
(Item 8 of Model B of Form 1A)

     The following table sets forth information regarding the directors and executive officers of the Company.

Name                 Age      Position
----                 ---      --------

Pinchas Althaus      32       President, Chief Executive Officer and Director

Diego Roca           39       Executive Vice-President, Chief Financial Officer,
                              Treasurer, and Director

Bruce W. Minsky      43       Senior Vice-President, General Counsel, Secretary
                              and Director

Craig Alford         44       Vice-President of Exploration



     Pinchas Althaus has served as a director and as the President of the Nevada Subsidiary since March of 2006. He has been a director and President of the Company since February of 2007. From of October of 2004 to April of 2006 he was employed as the Chief Operating Officer for Golden River Resources, a mining and mineral exploration company of Melbourne, Australia. From February through October of 2004, he was employed as the Director of Business Development for Golden River Resources. From February of 2003 through December of 2003, he served as the Director of Business Development for Tahera Diamond Corporation of Toronto, Canada. From February of 2000 to February of 2003, he was the Director for Business Development for Ambient Corp. Mr. Althaus attended the Rabbinical College of Israel from which he received Rabbinical Certification in 1994.

     Bruce W. Minsky has served as a director and the Secretary and General Counsel for the Nevada Subsidiary since May of 2006. He has served in those positions for the Company since February of 2007. Mr. Minsky has been engaged in the private practice of law in New Hempstead, New York since May of 2004. From July of 1991 through April of 2004 he was employed by the Banco Popular North America of New York City for which he served as Vice President and House Counsel. Mr. Minsky is a member of the Bar of the States of California, Connecticut and New York. Mr. Minsky received a Bachelor of Arts Degree from Boston University in 1985. In 1988, he received a Juris Doctor Degree from Southwestern University School of Law. In 1989, he received a Masters Degree in American Banking from Boston University.

     Diego E. Roca served as a director and the Chief Financial Officer, Executive Vice President and Treasurer of the Nevada Subsidiary from May of 2006 on a part-time basis. In March of 2007, he assumed these positions on a full time basis for the Company and the Nevada Subsidiary. He has over 15 years of experience in financial management, operations, public (SEC) filings, cash management and internal controls including 9 years ending in 2004 with Digitec 2000, Inc. There he began as Digitec's Controller, progressing to Chief Operating Officer and Senior Vice President and Chief Financial Officer. From November 2004 until February 2007, Mr. Roca served as a consultant to various companies, including working with Empire Minerals on a part-time basis. Mr. Roca received a Bachelor of Science degree in Accounting from Queens College in 1992.

     Craig Alford has served as the Vice President of Exploration for the Nevada Subsidiary since April of 2006 and for the Company since February of 2007. Since 2001 Mr. Alford has acted as President and proprietor of All Tech Services, providing geological consulting services to the hard rock and oil & gas industry. The hard rock clients include Placer Dome, Kentor Gold and Kings Bay Minerals. From 1996 to 2001, Mr. Alford acted as Senior Project Geologist/District Manager for TeckCominco in Central Asia and South America. He received a Bachelor of Science Degree from Lakehead University in Thunder Bay, Ontario, Canada in 1985 and a Masters of Science in Geology from Lakehead University in 1998.

     There are no family relationships between any of the directors, officers or significant employees.


Item 4.  Remuneration of Directors and Officers.
-------  ---------------------------------------
(Item 9 of Model B of Form 1A)

     The following table sets forth the remuneration paid during the fiscal year ended December 31, 2006 to persons who were during that year or now are officers and directors of the Company by the Company and/or the Nevada Subsidiary.

Name of Individual             Capacities Which                       Total
Or Entity of Group           Remuneration Received                 Remuneration
------------------           ---------------------                 ------------

Pinchas Althaus        As Officer of Nevada Subsidiary               $ 92,692

Diego Roca             As Officer of Nevada Subsidiary               $ 3,500

Craig Alford           As Officer of Nevada Subsidiary               $ 42,152

All Officers and
Directors as a Group
(4 Persons)                                                          $152,847


     In addition to the cash remuneration paid to Mr. Pinchas Althaus, on February 19, 2007, the Nevada Subsidiary issued to him 1,500,000 shares of its common stock as a bonus for his services to the Nevada Subsidiary during 2006 and as incentive compensation for future services. These shares of the Nevada Subsidiary became 1,500,000 shares of the Company's common stock, upon its acquisition of the Nevada Subsidiary February 20, 2007. These shares issued to Mr. Althaus were valued at $0.50 per share for total additional compensation of $750,000.00.

     In April of 2006, the Nevada Subsidiary granted stock warrants to purchase 500,000 shares of its common stock at $0.10 per share during the period ending March 31, 2009 to Mr. Alford. The stock warrants were granted to Mr. Alford as compensation for his services in the formation of the Nevada Subsidiary and were valued under the Black-Scholes method at $118.00. These stock warrants were exercised in February of 2007 and the shares became shares of the Company's common stock on the same terms upon its acquisition of the Nevada Subsidiary.

     We presently anticipate that during the year 2007 remuneration will be paid to the Company's officers and directors for services to the Company and the Nevada Subsidiary as follows:

                                                             Estimated Annual
     Name                                                   Total Remuneration
     ----                                                   ------------------

     Pinchas Althaus                                            $150,000
     Diego Roca                                                 $103,000
     Bruce W. Minsky                                            $20,000
     Craig Alford                                               $110,000


Item 5.   Security Ownership of Management and Certain Securityholders.
-------   -------------------------------------------------------------
(Item 10 of Model B of Form 1A)

     The following table sets forth information as to the ownership of outstanding capital stock of the Company by its officers and directors and any shareholder owning more than 10% of any class of the Company's capital stock as of September 1, 2007:

                  Name and Address         Amount and Nature          Percent
Title of Class    of Beneficial Owner      of Beneficial Ownership    of Class
--------------    ------------------       -----------------------    --------

Common Stock      Pinchas Althaus                4,500,000             10.91%
                  410 Park Avenue
                  New York, NY 10022

Common Stock      Diego Roca                       300,000              0.73%
                  410 Park Avenue
                  New York, NY 10022

Common Stock      Bruce Minsky                     200,000              0.48%
                  112 Brick Church Road
                  New Hempstead, NY 10907

Common Stock      Craig Alford                   1,900,000              4.61%
                  69 Regent Street
                  Thunder Bay, Ontario
                  Canada P7A5G7

Common Stock       All Officers and Directors
                   of the  Company as a Group    6,900,000             16.73%


     All of the directors of the Company, namely, Messrs. Althaus, Roca and Minsky may be deemed to be "parents" of the Company as such are defined under the Securities Exchange Act of 1934, as amended, by virtue of their positions since they have the duty under Delaware corporate law to control and direct the actions of the Company..


Item 6.   Interest of Management and Others in Certain Transactions
-------   ---------------------------------------------------------

     Information is set forth in this Item as to any transaction during the two years ending September 1, 2007 to which the Company or Nevada Subsidiary was a party and in which any officer, director of the Company or any holder of more than 10% of any class of its stock had or is to have a material interest.

     On February 20, 2007, the Nevada Subsidiary granted and issued to Pinchas Althaus 1,500,000 shares of its common stock as bonus compensation and as consideration for his cancellation of a stock warrant to purchase 1,500,000 shares of its stock at $0.10 per shares. These 1,500,000 shares of the Nevada Subsidiary became 1,500,000 shares of the Company's common stock upon the Company's acquisition of the Nevada Subsidiary on February 20, 2007.

     On April 5, 2006 the Nevada Subsidiary granted and issued warrants to purchase shares of its common stock at $0.10 per share during the period from April 6, 2006 through March 31, 2009 as follows: (i) Pinchas Althaus - 1,500,000 shares; and (ii) Craig Alford - 500,000 shares. The warrants for 1,500,000 shares held by Mr. Althaus were cancelled on June 1, 2007. The remaining warrant granted to Mr. Alford for 500,000 shares was exercised and became shares of the Company's common stock upon the Company's acquisition of the Nevada Subsidiary on February 20, 2007.

     In August of 2005, the Company authorized and issued to its then President 100 shares of a Series I Preferred Stock. The Series I Preferred Stock: (i) had no dividend preference; (ii) was not convertible into any other stock of the Company; (iii) was not redeemable by the Company; (iv) had a liquidity preference of $1.00 per share but was non-participating thereafter; and (v) had a "Super Voting Power" which enabled it to decide all matters submitted to the shareholders for a vote or action by consent. The Series I Preferred Stock had the right to cast 80% of all votes entitled to be made by the shareholders.

     On October 26, 2006, Diego Roca, Executive Vice President, Chief Financial Officer and a director of the Company purchased all 100 outstanding shares of the Series I Preferred Stock for cash in the amount of $5,000.00. On June 18, 2007, the Company purchased the 100 shares of Series I Preferred Stock from Mr. Roca for $10,000.00. The Company has since canceled the 100 outstanding shares and the authorization of this class of Preferred Stock.

     The Nevada Subsidiary has entered into two services agreements with Saddle River Associates, Inc., a New York corporation ("Saddle River"). The first agreement dated March 26, 2006 provides that Saddle River will provide consulting services relating to locating and evaluating financing alternatives, corporate structuring and other business issues and planning for a consulting fee of $15,000 per month. The agreement was for a one-year term which term automatically renews unless either party gives notice to terminate at least 90 days before the end of a term year. As of August 31, 2007, Saddle River had been paid $255,000.00 under this agreement.

     The second agreement between Saddle River and the Nevada Subsidiary was made April 9, 2006 and was amended on December 15, 2006 and June 1, 2007. As amended, the agreement:

     o Provided Saddle River would perform services in assisting the Nevada Subsidiary in locating a qualified acquisition or merger entity and assist in the business aspects of a business combination with the entity.

     o Called for the payment of a total of $550,000.00 upon completion of a business combination with the introduced entity, which amount has been paid to Saddle River for the business combination with the Company.

     o Provided for the issuance to Saddle River of warrants to purchase 500,000 shares of common stock if and when $3,000,000.00 of financing was received. This obligation of the Nevada Subsidiary was assumed by the Company in the business combination and five year warrants to purchase 500,000 shares of the Company's common stock at $0.50 per share were issued to Saddle River. The 500,000 warrants were canceled by agreement of the parties in the June 1, 2007 amendment to the agreement.

     o Provides that the Company will issue stock purchase warrants to Saddle River in an amount up to warrants to purchase 1,000,000 shares on the basis of warrants to purchase up to 100,000 shares for each $1,000,000.00 of financing received by the Company in excess of the initial $3,000,000 already received. These warrants will be exercisable at $0.50 per share over a five year term from the date of issuance.

     The Company has also assumed an accrued liability to Saddle River of $23,750.00 for services related to the business combination between the Company and the Nevada Subsidiary.

Item 7.   Description of the Company's Securities.
-------   ----------------------------------------
(Item 12 of Model B of Form 1A)

     The authorized and outstanding capital of the Company consists of 700,000,000 shares of $.0001 par value common stock and 5,000,000 shares of $.0001 par value preferred stock. As of September 1, 2007, there were 41,246,852 outstanding shares of common stock. On that date the Company had outstanding options, warrants, subscriptions and rights to purchase shares of its common stock as follows: (i) two Convertible Promissory Notes in total principal amount of $600,000 which are convertible at the option of the holder into shares of our common stock at $1.00 per share or a total of 600,000 shares; (ii) two warrants to purchase up to a total of 800,000 shares of our common stock at $1.00 per share; (iii) a subscription to purchase 1,000,000 shares of our common stock for cash at $0.50 per share on or before September 30, 2007; and (iv) Special Warrants to acquire 4,760,000 shares of our common stock and to receive a stock purchase warrant to purchase one share of common stock for each two shares acquired under the Special Warrants, or a total 2,380,000 shares for $0.65 per share. On that date, there were no outstanding options, warrants, subscriptions or rights to purchase shares of the Company's preferred stock. Under applicable Delaware law and its Articles of Incorporation, the Company's Board of Directors may issue additional shares of its stock up to the total amount of authorized Common and/or Preferred Stock without approval of its shareholders.

     Information is set forth in the following subsections concerning the common stock, the preferred stock in general and outstanding options, warrants, and subscriptions.

Common Stock
------------

     The shares of common stock currently outstanding are fully paid and non-assessable. The holders of common stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of common stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of common stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

     Each stockholder is entitled to one vote for each share of common stock held by such shareholder.

     Holders of common stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

     The Company's common stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

Preferred Stock in General
--------------------------

     The preferred stock of the Company may be issued from time to time by the board of directors in one or more series. The description of shares of each series of preferred stock will be set forth in resolutions adopted by the board of directors and a Certificate of Designation to be filed as required by Delaware law prior to issuance of any shares of the series. The Certificate of Designation will set the number of shares to be included in each series of preferred stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the board of directors is not authorized to change the right of the common stock to vote one vote per share on all matters submitted for shareholder action. The authority of the board of directors with respect to each series of preferred stock includes, but is not limited to, setting or changing the following:

     o The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred stock may not exceed 5,000,000;

     o The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

     o Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     o The obligation, if any, of the Company to redeem or repurchase shares of the series pursuant to a sinking fund;

     o Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

     o Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

     o The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; and

     o Any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Delaware law.

     The shares of preferred stock of any one series will be identical with each other in all other respects except as to the dates from and after which dividends thereon will cumulate, if the dividend is cumulative.

Outstanding Options, Warrants or Subscriptions.
-----------------------------------------------

     The Company has two outstanding Convertible Promissory Notes in total principal amount of $600,000 that are convertible at the option of the holder into a total of 600,000 shares of the common stock at $1.00 of principal amount per share on or prior to their respective maturity dates as follows:

     Principal Amount                         Maturity Date
     ----------------                         -------------

        $300,000.00                          December 15, 2007

        $300,000.00                          October 26, 2007

     All of the shares to be issued upon conversion of these three notes will be issued as "restricted securities" as defined under the Securities Act of 1933, as amended ("Securities Act"). However, the holders of the notes have a limited "piggyback" right to have them included for sale under any future registration statements filed by the Company.

     The Company has two outstanding Stock Purchase Warrants to purchase up to a total of 800,000 shares of its common stock at an exercise price of $1.00 per share during their respective two-year terms. Information with respect to these Stock Purchase warrants is as follows:

    Total Shares                  Exercise
    Under Warrant                  Price                Expiration Date
    -------------                  -----                ---------------

       300,000                     $1.00                 June 24, 2009

       500,000                     $1.00                 July 1, 2009

     All of the shares to be issued upon exercise of these two Stock Purchase Warrants will be issued as "restricted securities" under the Securities Act. However, the holders of the warrants have a limited "piggyback" right to have them included for sale under any future registration statements filed by the Company.

     On May 4, 2007, the Company entered into a Restricted Equity Purchase Agreement with Mercatus & Partners, Limited, a United Kingdom Private Limited Company ("Mercatus"). Under the agreement, the Company will sell to Mercatus shares of its common stock at a price to be determined at closing. The anticipated total gross proceeds to the company amounts to $2,000,000. Pursuant to the agreement, the number of shares shall be calculated at closing. The maximum number of shares of common stock, pursuant to the agreement is 4,000,000. The sale is scheduled to be completed on or before September 30, 2007. This subscription has been extended by the Company at the request of the purchaser and there is no assurance that it will be completed as scheduled or at all. At the Closing the Company will pay Mercatus total structuring and administration fees of $40,000. The shares are being sold as "restricted securities" under the provisions of Regulation S adopted under the Securities Act of 1933, as amended.

     From August 15, 2007 to September 19, 2007, the Company sold 4,760,000 Special Warrants for cash at $0.50 per Special Warrant for total consideration of $2,380,000.00. The Special Warrants will be automatically exercised ("Automatic Exercise") upon the third business day following the date when all of the following conditions are met: (i) a final prospectus has been filed qualifying the distribution of the common stock underlying the Special Warrants and those underlying the Special Warrants for distribution in Canada; (ii) notice has been received of approval of the foregoing common stock for sale on the Toronto Stock Exchange; (iii) effectiveness of a Registration Statement under the Securities Act for the distribution of the foregoing common stock; and
(iv) notice from the Company that these three conditions have been met and any other necessary regulatory approvals for the sale of the foregoing common stock have been obtained. holder of a Special Warrant may, at any time prior to the Automatic Exercise elect to exercise the Special Warrant.

     Upon exercise of a Special Warrant, the holder will receive one share of common stock (without any additional cost) and a Stock Purchase Warrant to purchase one share of common stock for each two shares of common stock received upon exercise of the Special Warrant. If all of the Special Warrants are exercised, the Company will issue Stock Purchase Warrants for a total of 2,380,000 shares of common stock. The Stock Purchase Warrants will be exercisable during the two-year term from the date of issuance for cash at $0.65 per share.

                                     PART II

Item 1.   Market Price of and Dividends on the Company's Equity and Related
-------   -----------------------------------------------------------------
          Shareholder Matters.
          --------------------

     The Company's common stock is quoted in the National Daily Quotation Sheets (commonly referred to as the "Pink Sheets") published by the National Quotation Bureau.

     The following table sets forth the high and low bid of the common stock in the Pink Sheets for the periods indicated. The bid price represents prices between dealers, which do not indicate retail markups, markdown or commissions and the bid prices may not represent actual transactions:

         Quarter Period                      High                   Low
         --------------                      ----                   ---

         January - March 2005              $2,040.00               $220.00
         April - June 2005                    480.00                 32.00
         July - September 2005                220.00                 72.00
         October - December 2005               96.00                 40.00

         January - March 3006                  60.00                 42.00
         April - June 2006                     58.00                  7.20
         July - September 2006                  8.00                  1.00
         October - December 2006                3.80                  1.10

         January - March 2007                   4.00                  1.21
         April - June 2007                      2.50                  1.50


     The number of record holders of our common stock of at September 9, 2007 was 152. Additional owners of the common stock hold their shares in street name with a brokerage firm and a depository firm.

     The holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available, and after payment of adequate provisions for the payment of preferential dividends due on any then outstanding preferred stock. We have never had any material earnings and do not presently have any capacity to generate any such earnings. We have never declared any dividends. We do not anticipate declaring and paying any cash dividends in the foreseeable future.


Item 2.  Legal Proceedings.
-------  ------------------

     Neither the Company or the Nevada Subsidiary nor any of their property is a party or subject to any pending legal proceeding. The Company is not aware of any contemplated or threatened legal proceeding against it or the Nevada Subsidiary by any governmental authority or other party.

Item 3.   Changes in and Disagreements with Accountants.
-------   ----------------------------------------------

     The Company had no relationship with an independent accountant for over 5 years prior to the engagement of the independent accountant for the audit of the financial statements for the fiscal years ended December 31, 2005 and 2006, and the six-months period ended June 30, 2007, which are filed with this Registration Statement. In 2007, the Company's Board of Directors approved Moore Stephens Wurth Frazer and Torbet, LLP to be its auditors.


Item 4.   Recent Sales of Unregistered Securities.
-------   ----------------------------------------

     Registration with respect to all securities sold by the Company since June 1, 2004, the offer and sale of which was not subject to an effective Registration Statement filed under the Securities Act of 1933, as amended ("Securities Act") is as follows:

     1. (a) During the period from December 1, 2004 to June 8, 2005, the Company issued 6,874 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company in Item 1 of PART 1).

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

     (c) These shares were issued in partial conversion of the amount due on an outstanding convertible promissory note of the Company with the amount of debt so converted being $27,498.00.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. The shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.

     2. (a) During the period from June 28, 2005 to June 11, 2006, the Company issued 125,812 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company on Item 1 of PART
I).

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

     (c) These shares were issued in partial conversion of the amount due on an outstanding convertible promissory note of the Company with the amount of debt so converted being $5,033.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. The shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.

     3. (a) In August of 2005, the Company sold to its then President 100 shares of its Series I Preferred Stock.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's Preferred Stock was offered directly by the Company through its officers and directors. The common stock was issued to the then President of the Company,

     (c) The 100 shares of Preferred Stock were issued for cash at $1.00 per share for a total of $100.00. No underwriting, sales or other commissions or discounts were paid or involved in the sale.

     (d) In the issuance of these shares of its Preferred Stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act as a transaction by the issuer not involving a public offering. These securities were issued to the then President of the Company as restricted Securities. In June of 2007 these securities were repurchased by the Company and canceled.

     4. (a) In September of 2005 the Company issued 99,454 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in two subsequent reverse stock splits - see History of the Company in Item I of PART I).

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to the shareholders of Nanmergco, Inc., a New Jersey corporation.

     (c) The 99,459 shares were issued in a three party incorporated business combination effected in the form of a reverse merger of Nanergco, Inc., into Obecsoft Sub, a Delaware corporation and wholly owned Nevada Subsidiary of the Company, The Company shares were issued on the basis of 14.14153981 shares of the Company common stock for each share of Namergco., Inc.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption form the registration requirements of Section 5 of the

Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. The shares were issued as restricted securities and a legend demoting the restrictions of their transferability under the Securities Act was placed on the certificates representing these shares.

     5. (a) On February 20, 2007, the Company issued a total of 26,504,000 shares of its common stock in the corporate business combination in which it acquired the Nevada Subsidiary. In addition, the Company assumed an obligation of the Nevada Subsidiary to a third party stock warrants to purchase up to 500,000 shares of the Company's common stock at $0.50 per share during a term of five years from issuance;

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to the shareholders of the Nevada Subsidiary;

     (c) The 26,504,000 shares of the Company's common stock were issued in the three-party merger involved in the acquisition of the Nevada Subsidiary and were issued on the basis of one share of the Company's common stock for each share of the Nevada Subsidiary; and

     (d) In the issuance of these shares of its common stock, The Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. The shares were issued to the shareholders of the Nevada Subsidiary, substantially all of whom had represented and warranted to the Nevada Subsidiary, at the time of their investment therein, that they were "accredited investors".

     6. (a) On March 1, 2007, the Company sold 1,000,000 shares of its common stock, the certificates for which were issued on May 31, 2007.

     (b) No persons acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Silver Global, SA, a Panamanian corporation ("Silver").

     (c) These shares were issued for services rendered to the Company by Silver in connection with the transaction between the Company and Bellhaven and Cuprum set out in #7 immediately below. The services were rendered pursuant to a consulting agreement between the Company and Silver. See Present and Proposed Operations in Item I of PART I.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates issued to represent the shares.

     7. (a) On March 9, 2007, the Company sold 4,000,000 shares of its common stock which were issued into an escrow arrangement on May 9, 2007. The escrow agreement provides that of the 4,000,000 shares, one-third was released to the purchaser immediately, one-third is to be released to the purchaser on March 6, 2008 and the final one-third to be released on March 6, 2009.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Bellhaven Gold & Copper, Inc. ("Bellhaven"), a British Columbia corporation.

     (c) These shares were issued as part of the consideration paid and to be to Bellhaven under an Exploration Development Agreement dated March 6, 2006 between the Company, Bellhaven and Cuprum Resources Corp., a Panamanian corporation ("Cuprum") and a wholly owned Nevada Subsidiary of Bellhaven. For additional details see Item I of PART I.

     (d) In the issuance of these shares if its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed on the certificates issued to represent the shares.

     8. (a) On March 20, 2007, the Company sold 50,000 shares of its common stock.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Chaya Schreiber of Brooklyn, New York, an accredited investor.

     (c) The 50,000 shares were issued for cash at $0.10 per share for a total of $500.00. The shares were issued upon exercise of a warrant. No underwriting, sales or other commissions or discounts were paid or involved in the sale.

     (d) In the issuance of these shares if its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These shares were issued to an accredited investor as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed on the certificates issued to represent the shares.

     9. (a) On April 1, 2007, the Company issued 7,925,000 shares of its common stock (plus additional shares issued to round up any otherwise fractional shares to the next full share in three subsequent reverse stock splits - see History of the Company in Item 1 of PART 1).

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to interest holders in an outstanding convertible promissory note of the Company.

     (c) These shares were issued in final conversion of the amount due, including interest on an outstanding convertible promissory note of the Company with the amount of debt so converted being $105,130.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act. These shares were issued to non-affiliates of the Company upon conversion of a promissory note of the Company issued February 14, 2001.

     10. (a) On May 4, 2007, the Company issued into an escrow arrangement 4,000,000 shares of its common stock to be returned to the purchaser if and when full payment of $2,000,000.00 is received.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to Mercatus & Partners, Limited, a United Kingdom Private Limited Company.

     (c) The 4,000,000 shares were escrowed and will be sold for cash at a price to be determined at closing. A maximum of 4,000,000 shares of common stock will be issued pursuant to a scheduled calculation in the agreement. Total gross proceeds of $2,000,000 shall be paid to the Company at the closing which is scheduled to be on our before September 30, 2007. No underwriting discounts or commissions were paid on the sale. At the closing, the Company will pay the purchaser a structuring fee of $25,000.00 and an administration fee of $15,000.00 for total fees paid of $40,000.00.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Rule 506 of Regulation D and Regulation S adopted under the Securities Act. These shares were issued as restricted securities to the purchaser warranted and represented that neither it nor any of its officers or directors is a "U.S. Person" under Regulation S and that the transaction was an "offshore transaction" under Regulation S. The certificates issued to represent these shares contain a legend denoting that they may only be transferred in compliance with Regulation S or another exemption from the registration requirements of the Securities Act.

     11. (a) On June 25, 2007, the Company issued its Convertible Promissory Note for $300,000.00 in principal amount, with interest thereon of $26,000.00 and with principal and interest due December 15, 2007. The Company also issued to the note holder a warrant to purchase up to 300,000 shares of its common stock during the two-year term ending June 24, 2009.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to ATM Group, LLC, a limited company of Brooklyn, New York, an accredited investor.

     (c) These securities were sold for $300,000.00 in cash. The Company paid at the closing total acquisition fees and costs of $34,000.00 as directed by the note holder.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates or documents representing the securities.

     (e) The Convertible Promissory Note is convertible any time prior to its maturity date or the pre-payment of the note to convert not less than 25% of its principal amount into shares of the Company's common stock at one share for each $1.00 of converted principal. The warrant is exercisable at any time during its term, in whole or in part, for cash at $1.00 per share. All shares of the Company's common stock issued upon conversion of the note or exercise of the warrant will be issued as "restricted securities" under the Securities act; subject to limited "piggyback" right of the holder to have them included in future Registration Statements filed by the Company.

     12. (a) On June 26, 2007, the Company issued its Convertible Promissory Note for $300,000.00 in principal amount, with interest thereon of $15,000.00 and with principal and interest due October 26, 2007. The Company also issued to the note holder 100,000 shares of its common stock.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to Esther Weiss of Brooklyn, New York, an accredited investor.

     (c) These securities were sold for $300,000.00 in cash. The Company paid at the closing total acquisition fees and costs of $15,000.00 and the 100,000 shares of common stock to the note holder.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates or documents representing the securities.

     (e) The Convertible Promissory Note is convertible any time prior to its maturity date or the pre-payment of the note to convert not less than 50% of its principal amount into shares of the Company's common stock at one share for each $1.00 of converted principal. All shares of the Company's common stock issued upon conversion of the note will be issued as "restricted securities" under the Securities act; subject to limited "piggyback" right of the holder to have them included in future Registration Statements filed by the Company.

     13. (a) On July 2, 2007, the Company issued its Convertible Promissory Note for $500,000.00 in principal amount, with interest thereon of $25,000.00 and with principal and interest due September 29, 2007. The Company also issued to the note holder 100,000 shares of its common stock. The Company repaid this note on September 19, 2007.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to CYB Trust of Gibraltar, an accredited investor.

     (c) These securities were sold for $500,000.00 in cash. The Company paid at the closing total acquisition fees and costs of $25,000.00 and the 100,000 shares of common stock to the note holder.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates or documents representing the securities.

     14. (a) On July 31, 2007, the Company sold 1,000,000 shares of its common stock and a warrant to purchase 500,000 shares of its common stock exercisable at $1.00 per share during the term ending July 31, 2009.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was issued to Mr. Mayer Goldberger of Brooklyn, New York, an accredited investor.

     (c) The 1,000,000 shares of common stock and the warrant to purchase 500,000 shares were sold for cash at $0.50 for each share of common stock purchased for a total of $500,000.00. No underwriting, sales or other commissions or discounts were paid or involved in the sale.

     (d) In the issuance of these shares of its common stock and the warrant, the Company relied upon the exemption from the registration requirements of
Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These securities were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates or other documents issued to represent the securities.

     (e) The warrant is exercisable at any time, in whole and in part, for cash at $1.00 per share. Any shares purchased upon exercise of the warrant are subject to the right of the holder to have them included in the Registration Statement covering the sale of the 1,000,000 shares of common stock described in 13(d) immediately above. The 1,000,000 shares of common stock purchased and any shares purchased by the warrant holder upon exercise of the warrant are to be included in a Registration Statement to be filed by the Company under the Securities Act. The Company is obligated to file the Registration Statement by December 28, 2007 and achieve its effectiveness by February 26, 2008.

     15. (a) During the period from July 31, 2007 through August 14, 2007, the Company sold 220,000 shares of its common stock.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to three "accredited investors."

     (c) The 160,000 shares were sold for cash at $0.50 per share for a total of $80,000.00. No underwriting discounts, commissions or acquisition costs were paid on the sale.

     (d) In the issuance of these shares of its common stock, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These shares were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the certificates issued to represent the shares.

     16. (a) During the period from August 15, 2007 to September 19, 2007, the Company sold 4,760,000 Special Warrants to acquires shares of its common stock, with each Special Warrant being converted upon satisfaction of specified conditions into one share of its common stock and one-half of a stock purchase warrant to purchase a share of the common stock. If the specified conditions are met, the Company will issue to the purchasers of the Special Warrants 4,760,000 shares of common stock and "Stock Purchase Warrants" to purchase 2,380,000 shares of common stock.

     (b) No person acted as a principal underwriter for the sale of these securities. The Company's common stock was offered directly by the Company through its officers and directors. The common stock was sold to nine "accredited investors."

     (c) The 4,760,000 Special Warrants were sold for cash at $0.50 each for a total of $2,380,000. No underwriting discounts or commissions were paid on the sale.

     (d) In the issuance of these Special Warrants, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act provided in Section 4(2) of the Securities Act and by Regulation D adopted under the Securities Act. These securities were issued as restricted securities and a legend denoting the restrictions on their transferability under the Securities Act was placed upon the documents issued to represent the securities.

     (e) The Special Warrants will be automatically exercised ("Automatic Exercise") upon the third business day following the date when all of the following conditions are met: (i) a final prospectus has been filed qualifying the distribution of the common stock underlying the Special Warrants and those underlying the Stock Purchase Warrants for distribution in Canada; (ii) notice has been received of approval of the foregoing common stock for sale on the Toronto Stock Exchange; (iii) effectiveness of a Registration Statement under the Securities Act for the distribution of the foregoing common stock in the United States; and (iv) notice from the Company that these conditions have been met and any other necessary regulatory approvals for the sale of the foregoing common stock have been obtained. Each Special Warrant is convertible into one share of common stock and a Stock Purchase Warrant to purchase one-half of a share of common stock.

     Each Stock Purchase Warrant is exercisable, at any time during the term ending August 31, 2009, for cash at $0.65 per share.

Item 5.  Indemnification of Directors and Officers.
-------  ------------------------------------------

     Section 145 of the General Corporation Law of Delaware provides:

     "(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened. pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (inc1uding attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests or the corporation and except that no indemnification shall be made in respect of any claim. issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the ease, such person is fairly and reasonably entitled to indemnity for such expenses, which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claims, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsection A (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though lese than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined, that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both a& to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation, as a director, officer. employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation it its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall; unless otherwise provided when authorized, or ratified, continues to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     Article Eighth of the Company's Amended and Restated Certificate of Incorporation provides:

                                     "EIGHTH

     The Corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same entity be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the DGCL. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seek indemnification may be entitled whether as a matter of law, under any bylaw of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise."

     ARTICLE VI of the Company's Bylaws provides:

                                   "ARTICLE VI
                    Indemnification of Directors and Officers

     Section 1. General. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 2. Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable or negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3. Indemnification in Certain Cases. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in

Sections 1 and 2 of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 4. Procedure. Any indemnification under Sections 1 and 2 of this
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent .legal counsel in a written opinion, or (e) by the stockholders.

     Section 5. Advances for Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

     Section 6. Rights Not Exclusive. The indemnification provided by this
Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee Or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

     Section 8. Definition of Corporation. For the purposes of this Article VI, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a, director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another, corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     Section 9. Definitions. For purposes of this Article VI, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI."

     Insofar as indemnification for liabilities for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Issuer pursuant to the foregoing provisions. The Issuer has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

                                    PART F/S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Empire Minerals Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Empire Minerals Corp. (an exploration stage company) and subsidiaries as of June 30, 2007 and December 31, 2006, and the related consolidated statements of operations and other comprehensive loss, shareholders' equity and cash flows for the six months ended June 30, 2007, for the period from inception (March 1, 2006) through December 31, 2006 and for the period from inception (March 1, 2006) through June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Minerals Corp. and subsidiaries as of June 30, 2007 and December 31, 2006, and the results of its operations and cash flows for the six months ended June 30, 2007, for the period from inception (March 1, 2006) through December 31, 2006 and for the period from inception (March 1, 2006) through June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California
September 28, 2007

                                  EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                     (FORMERLY KNOWN AS XACORD CORP.)
                                         (AN EXPLORATION COMPANY)
                                        CONSOLIDATED BALANCE SHEET


                                                                                                 June 30,        December 31,
                                                                                                   2007              2006
                                                                                               ------------      ------------
                                                ASSETS
                                                ------
CURRENT ASSETS:
      Cash and cash equivalents                                                                $   307,530       $ 1,033,899

EQUIPMENT, net                                                                                      41,717            43,155

OTHER ASSETS:
      Notes issuance cost                                                                           99,000                 -
      Long term investment                                                                       1,644,731                 -
                                                                                               -----------       -----------

              Total assets                                                                     $ 2,092,978       $ 1,077,054
                                                                                               ===========       ===========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY
                                 ------------------------------------
                                                                                                                 -----------
CURRENT LIABILITIES:
      Accrued liabilities                                                                      $   322,846       $   162,890
      Convertible note payable                                                                     435,724                 -
                                                                                               -----------       -----------

          Total current liabilities                                                                758,570           162,890
                                                                                               -----------       -----------
COMMITMENTS AND CONTINGENCIES                                                                            -                 -
                                                                                               -----------       -----------

SHAREHOLDERS' EQUITY:
      Preferred stock, Voting Series I, $0.0001 par value; 5,000,000 shares authorized;
          0 shares issued and outstanding                                                                -                 -
      Common stock, $0.0001 par value; 700,000,000 shares authorized
          39,761,696 and 20,485,000 issued and outstanding                                           3,977             2,049
      Additional paid-in capital                                                                 6,261,143         3,041,498
      Shares in escrow                                                                                (267)                -
      Stock subscription receivable                                                                 (2,860)           (3,060)
      Deficit accumulated during the development stage                                          (4,930,409)       (2,123,734)
      Accumulated other comprehensive income                                                         2,824            (2,589)
                                                                                               -----------       -----------

              Total shareholders' equity                                                         1,334,408           914,164
                                                                                               -----------       -----------

                          Total liabilities and shareholders' equity                           $ 2,092,978       $ 1,077,054
                                                                                               ===========       ===========






See report of independent registered public accounting firm.
The accompanying notes are an integral part of this statement.


                          EMPIRE MINERALS CORP. AND SUBSIDIARIES
                             (FORMERLY KNOWN AS XACORD CORP.)
                                 (AN EXPLORATION COMPANY)
            CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

                                                                           Six months          From inception         From inception
                                                                             ended             (March 1, 2006)       (March 1, 2006)
                                                                            June 30,           to December 31,         to June 30,
                                                                              2007                  2006                   2007
                                                                          -----------           ------------          --------------
REVENUE                                                                   $         -            $         -            $         -
COST OF SALES                                                                       -                      -                      -
                                                                          -----------            -----------            -----------

GROSS PROFIT                                                                        -                      -                      -

RESEARCH AND DEVELOPMENT COSTS                                                275,735                398,690                674,425
GENERAL AND  ADMINISTRATIVE EXPENSES                                        2,545,411              1,731,566              4,276,977
                                                                          -----------            -----------            -----------

LOSS FROM OPERATIONS                                                       (2,821,146)            (2,130,256)            (4,951,402)

OTHER INCOME (EXPENSE)                                                         14,471                  6,584                 21,055
                                                                          -----------            -----------            -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                                     (2,806,675)            (2,123,672)            (4,930,347)

PROVISION FOR INCOME TAXES                                                          -                      -                      -
                                                                          -----------            -----------            -----------

NET LOSS                                                                   (2,806,675)            (2,123,672)            (4,930,347)
                                                                          -----------            -----------            -----------

OTHER COMPREHENSIVE INCOME
    Foreign currency translation adjustment                                     5,413                 (2,651)                 2,762
                                                                          -----------            -----------            -----------

COMPREHENSIVE LOSS                                                        $(2,801,262)           $(2,126,323)           $(4,927,585)
                                                                          ===========            ===========            ===========

LOSS PER SHARE
   Basic and diluted loss per share                                       $     (0.09)           $     (0.12)
                                                                          ===========            ===========

   Basic and diluted weighted average number of common shares              29,776,607             17,006,959
                                                                          ===========            ===========







See report of independent registered public accounting firm.
The accompanying notes are an integral part of this statement.

                                          EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                             (FORMERLY KNOWN AS XACORD CORP.)
                                                 (AN EXPLORATION COMPANY)
                                            STATEMENT OF SHAREHOLDERS' EQUITY

                       PREFERRED                                                                 ACCUMULATED              TOTAL
                         STOCK         COMMON STOCK    SHARES IN ESCROW  ADDITIONAL    STOCK      OTHER COM-              SHARE-
                     -------------  ----------------- ------------------  PAID-IN   SUBSCRIPTION PREHENSIVE ACCUMULATED   HOLDERS'
                     SHARES AMOUNT  SHARES   AMOUNT      SHARES   AMOUNT  CAPITAL    RECEIVABLE      LOSS     DEFICIT     EQUITY
                     ------ ------  ---------- ------ ----------- ------ ----------  ----------- ---------- ---------- ------------
Balance at
  inception,
  March 1,
  2006                -  $     -            - $    -             $   -  $        -    $     -      $     -  $         - $         -
Shares issued
 $0.001 per
   share, founders'
   shares for cash                  6,460,000    646                         5,814     (3,060)                                3,400
 $0.01 per share,
   $8,500 cash,
   $76,500 services                 8,500,000    850                        84,150                                           85,000
 $0.50 per share,
   for cash                         5,505,000    551                     2,751,949                                        2,752,500
 $0.10 per share,
   conversion
   of warrants,
   for cash                            20,000      2                         1,998                                            2,000
Warrants issued
  Consulting services                                                      197,113                                          197,113
  Employees                                                                    474                                              474

Foreign currency
  translation gain                                                                                  (2,651)                  (2,651)
Net loss                                                                                                     (2,123,672) (2,123,672)
                  -----  -------   ---------- ------ ----------  ------ ----------    -------      -------  ----------- -----------
Balance,
 December 31,
  2006                - $      -   20,485,000 $2,049          -  $   -  $3,041,498    $(3,060)     $(2,651) $(2,123,672) $  914,164

Proceeds on
  subscriptions
  receivable                                                                              200                                   200
Stock issued
 $0.10 per share,
   conversion of
   warrants for
   cash                               450,000     45                        44,955                                           45,000
 $0.10 per share,
   cashless
   conversion of
   warrants                         1,600,000    160                          (160)                                               -
 $0.50 per share,
   CEO for
   compensation                     1,500,000    150                       749,850                                          750,000
 $0.50 per share,
   for cash                         1,994,000    199                       996,801                                          997,000
 $0.50 per share,
   for consulting
   services                         1,475,000    148                       737,352                                          737,500
 $0.50 per share,
   for exploration &
   development                      4,000,000    400 (2,666,667)  (267)    666,533                                          666,666
 $0.50 per share,
   for conversion
   of notes                           100,000     10                        49,990                                           50,000
 $0.013 per share,
   for conversion
   of Xacord note                   7,925,000    793                       105,278                                          106,071
Shares assumed
  pursuant to
  reverse merger     100   10,000     232,696     23          -      -    (145,230)                                        (135,207)
Repurchase
   preferred
   stock           (100) (10,000)                                                                                           (10,000)
Warrants issued                                                                                                                   -
  With convertible
  note                                                                      14,276                                           14,276
Foreign currency
  translation gain                                                                                   5,413                    5,413
Net loss                                                                                                    (2,806,675)  (2,806,675)

                  -----  -------   ---------- ------ ----------  ------ ----------    -------      -------  ----------  -----------
Balance,
  June 30,
  2007                -  $     -   39,761,696 $3,977 (2,666,667) $(267) $6,261,143    $(2,860)     $ 2,762  $(4,930,347)$ 1,334,408
                  =====  =======   ========== ====== ==========  =====  ==========    =======      =======  =========== ===========

See report of independent registered public accounting firm.
The accompanying notes are an integral part of this statement.


                                       EMPIRE MINERALS CORP. AND SUBSIDIARIES
                                          (FORMERLY KNOWN AS XACORD CORP.)
                                              (AN EXPLORATION COMPANY)
                                        CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                     Six months      From inception   From inception
                                                                                       ended         (March 1, 2006) (March 1, 2006)
                                                                                      June 30,       to December 31,    to June 30
                                                                                        2007              2006             2007
                                                                                    ------------     --------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                       $(2,806,675)      $(2,123,672)      $(4,930,347)
     Adjustments to reconcile net loss to net cash
         used in operating activities:
             Depreciation and amortization                                                4,637                 -             4,637
             Warrants issued for services                                                     -           197,587           197,587
             Common stock issued for advisory services                                1,487,500            76,500         1,564,000

     Increase in liabilties:
             Accrued liabilities                                                         98,470           162,890           275,338
                                                                                    -----------       -----------       -----------
                   Net cash used in operating activities                             (1,216,068)       (1,686,695)       (2,888,785)
                                                                                    -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Equipment Purchases                                                                 (2,098)          (42,305)          (44,403)
     Long term investment                                                              (978,065)                -          (978,065)
                                                                                    -----------       -----------       -----------
                   Net cash used in investing activites                                (980,163)          (42,305)       (1,022,468)
                                                                                    -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of common stock                                                 997,000         2,764,400         3,761,400
     Proceeds from exercise of warrants                                                  45,000             2,000            47,000
     Payment for notes payables                                                         (25,000)                -           (25,000)
     Proceeds from notes payable                                                          5,000                 -             5,000
     Proceeds from subscription receivable                                                  200                 -               200
     Proceeds from notes payable                                                        450,000                 -           450,000
     Payment for buy back preferred stock                                               (10,000)                -           (10,000)
                                                                                    -----------       -----------       -----------
                   Net cash from financing activities:                                1,462,200         2,766,400         4,228,600
                                                                                    -----------       -----------       -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                  (6,316)           (3,501)           (9,817)
                                                                                    -----------       -----------       -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (740,347)        1,033,899           307,530

CASH AND CASH EQUIVALENTS, beginning of the period                                    1,047,877                 -                 -
                                                                                    -----------       -----------       -----------

CASH AND CASH EQUIVALENTS, end of period                                            $   307,530       $ 1,033,899       $   307,530
                                                                                    ===========       ===========       ===========
UPPLEMENTAL DISCLOSURES:
     Interest paid                                                                  $         -       $         -       $         -
                                                                                    ===========       ===========       ===========
     Income taxes paid                                                              $         -       $         -       $         -
                                                                                    ===========       ===========       ===========

     Non-cash investing and financing activities:
         Assumption of liabilities in reverse merger                                $   149,186       $         -       $   149,186
                                                                                    ===========       ===========       ===========
         Conversion of notes and interest for common stock                          $   156,471       $         -       $   156,471
                                                                                    ===========       ===========       ===========
         Shares issued for exploration and development of investment                $   666,667       $         -       $   666,667
                                                                                    ===========       ===========       ===========
         Warrants issued for debt issuance costs                                    $    14,276       $         -       $    14,276
                                                                                    ===========       ===========       ===========
         Net liabitlities assumed in reverse acquisition                            $   135,207       $         -       $   135,207
                                                                                    ===========       ===========       ===========

See report of independent registered public accounting firm.
The accompanying notes are an integral part of this statement.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


1.   Nature of Business and Significant Accounting Policies
     ------------------------------------------------------

     a. Nature of business - Empire Minerals Corp. ("Company") (formerly known as Xacord Corp.) was incorporated January 4, 1996 under the laws of Delaware. The Company is engaged in the exploration of precious and base metals including gold and copper. All potential properties currently under exploration are located in the People's Republic of China and Panama.

          From September 2005 to January 2007, the Company changed its name 3 times to reflect the changing business plans. The original name of the Company was Objectsoft Corporation. In May 2005, the name was changed to Nanergy, Inc. In, June 2006, the name was changed to Xacord Corp and in January 2007, the name was changed to its current name, Empire Minerals Corp.

          On February 20, 2007, the Company completed a triangular reverse merger with Empire Minerals Corp., a Nevada corporation (formerly known as Empire Gold Corp.) ("Subsidiary") and Xacord Sub Corp, then the Company's subsidiary ("Xacord"). All 26,504,000 shares in the Subsidiary were exchanged one for one for 26,504,000 shares in the Company. Additionally, all 5,950,000 warrants outstanding in the Subsidiary were exchanged one for one for 5,950,000 warrants in the Company. The Subsidiary was the accounting acquirer and the Company was the legal acquirer. The transaction was accounted for as a reverse merger and recapitalization. As such, the accompanying financial statements reflect the historical operations of the Subsidiary in the capital structure of the Company at the beginning of the first period presented herein..

     b. Basis of presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiary Empire Minerals Corp., a Nevada corporation (formerly known as Empire Gold Corp.) and 50% owned Zhaoyuan Dongxing Gold Mining Co., Ltd. ("Dongxing") ("Subsidiaries"). All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation. Minority interest has not been presented on the consolidated balance sheet because accumulated losses have exceeded the minority shareholders' equity. In accordance with APB No. 18, the minority interest has been written down to zero on the accompanying balance sheet.

     c. Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures, such as the fair value of warrants and stock issued for services as well as various accruals, for example, we must calculate the fair value of options granted based on various assumptions. Accordingly, the actual results could differ from those estimates.

     d. Fair value of financial instruments - The Company believes the carrying value of its financial instruments, including convertible notes, approximate fair value due to their short maturities.

     e. Cash and cash equivalents - For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with an original maturity of three months or less.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007



     f. Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company has limited experience as it is an exploration stage company but does not anticipate incurring any losses related to this credit risk. As of June 30, 2007 and December 31, 2006, the Company had amounts in bank accounts in excess of FDIC insurance of $123,933 and $933,900, respectively.

     g. Net loss per share - In accordance with Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share, an basic earnings/loss per common share (EPS) is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Under SFAS 128, diluted earnings/loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and dilutive. Net loss used in determining basic EPS was $2,806,675 and $2,123,672 for the six months ended June 30, 2007 and the period from inception (March 1, 2006) through December 31, 2006, respectively. The weighted average number of shares of common stock used in determining basic EPS was 29,556,839 and 17,006,959 for the six months ended June 30, 2007, and for the period from inception (March 1, 2006) through December 31, 2006, respectively.

     h. Income taxes - The Company provides for income taxes under SFAS 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using the enacted income tax rate expected to apply to taxable income in the period in which the deferred tax liability or assets is expected to be settled or realized. SFAS 109 requires that a valuation allowance be established if necessary, to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. The provision for federal income tax differs from that computed amount by applying federal statutory rates to income before federal income tax expense mainly due to expenses that are not deductible and income that is not taxable for federal income taxes, including permanent differences such as non-deductible meals and entertainment.

     i. Stock based compensation - For stock, options and warrants issued to service providers, employees and founders, the Company follows SFAS No. 123(R), Share-Based Payment, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires recording the options and warrants at the fair value of the service provided and expensing over the related service period.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


     j.   Recently issued accounting pronouncements

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2006. Management has not determined the effect, if any; the adoption of this statement will have on the financial statements.

          In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financials Liabilities -- Including an Amendment of FASB Statement No. 115. This standard permits measurement of certain financial assets and financial liabilities at fair value. If the fair value option is elected, the unrealized gains and losses are reported in earnings at each reporting date. Generally, the fair value option may be elected on an instrument-by-instrument basis, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 requires prospective application and also establishes certain additional presentation and disclosure requirements. The standard is effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating the provisions of SFAS No. 159 to determine the potential impact, if any, the adoption will have on the Company's financial statements.

          In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities" ("FSP EITF 07-3"), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on financial statements.

     k. Equipment - Equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives of five years. Expenditures for maintenance and repairs are charged to operations as incurred. The estimated service lives of equipment and vehicles are as follows:

                                                              Depreciable life
                                                              ----------------
          Exploration equipment                                   5 years
          Office equipment                                        5 years
          Vehicles                                                5 years

     l. Political and economic risks - The Company entered into joint venture contracts to establish businesses in China and Panama. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in these countries.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


          The Company's operations in these countries are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

     m. Impairment for long lived assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company has no impairment issues to disclose.

     n. Foreign currency translation - The reporting currency of the Company is US dollar. Dongxing uses their local currency RMB, as their functional currency. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate as quoted by the People's Bank of China at the end of the period, and equity is translated at historical exchange rates.

          Translation adjustments amounted to $5,413 as of June 30, 2007 and $2,651 as of December 31, 2006. Asset and liability accounts at June 30, 2007 were translated at 7.60 RMB to $1.00 USD, and at 7.82 at December 31, 2006. Equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts and cash flows for the periods ended June 30, 2007 and December 31, 2006 were 7.71RMB and 7.98RMB, respectively. Because cash flows are also translated at average translation rates for the period, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

          Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


2.   Going Concern
     -------------

     The Company is an exploration stage company and therefore has had no revenues or cash flows from operations. The Company has insufficient sources of cash flows raising substantial doubt about its ability to continue as a going concern. In response to these conditions, management is continuing to look for financing from various sources, although there are no guarantees that they will be successful in their endeavors. In addition, the Company is in the process of finding more companies in China and Panama to form joint ventures agreements with in order to begin mining operations. No adjustment has been made to the accompanying financial statements as a result of this uncertainty.

3.   Exploration Stage Company
     -------------------------

     As discussed in Note 1, the Company was formed in 1996. The Company is currently in an exploration stage, which is characterized by significant expenditures for the examination and development of exploration opportunities by the Subsidiaries. The Subsidiaries' focus for the foreseeable future will continue to be on securing joint venture agreements within the People's Republic of China and Panama to begin conducting mining operations.

4.   Equipment
     ---------

     Equipment consists of the following:


                                             June 30, 2007   December 31, 2006
                                            --------------   -----------------
     Exploration equipment                     $  16,411        $  14,610
     Office equipment                              2,749            2,695
     Vehicles                                     27,193           25,850
                                               ---------        ---------
          Total                                   46,353           43,155
     Less: accumulated depreciation                4,636                -
                                               ---------        ---------
          Equipment, net                       $  41,717        $  43,155
                                               =========        =========


     Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense amounted to $4,636 and $0 for the six months ended June 30, 2007 and for the period from inception (March 1, 2006) to December 31, 2006, respectively. Accumulated depreciation for the equipment amounted to $4,636 and $0 as of June 30, 2007 and as of December 31, 2006, respectively.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


5.   Long term investment
     --------------------

     In March 2007, the Company, Bellhaven Copper & Gold, Inc. ("Bellhaven") and Cuprum Resources Corp ("Cuprum) entered into an Exploration Development Agreement ("Agreement"). The Agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The Agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each beginning in March 2007, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and further investments totaling $15,000,000 to be used in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. Currently, the Company owns less than 20% of Cuprum and therefore, has recorded this investment under the cost method of accounting for investments. At June 30, 2007, the Company had made the first installment payment of $500,000, invested another $478,065 in which were used for exploration and development work, issued 1,333,334 shares of common at $0.50 per share or $666,666. Accordingly, the Company recorded $1,644,731 as investments in the accompanying balance sheet which includes the $478,065 incurred in exploration and development work. The exploration and development work is made up of the project costs for the period. The project costs include drilling, general geology, camp, mobilization, geophysics, land administration, assays and shipping, helicopter, office and management expenses. The costs have been capitalized by the Company as part of the Company's acquisition of the 75% stake in Cuprum, as per the Exploration and Development Agreement. Another 2,666,666 shares of common stock has been placed into escrow and is recorded as an offset to equity until such time as the shares are released at which time the Company will reflect an increase to both the investment and equity. Subsequent to June 30, 2007, the Company invested an additional $566,124 to be used in exploration and development work.

     Zhaoyuan Dongxing Gold Minerals Co., Ltd. ("Dongxing") - The Company has entered into a joint venture agreement with Dongxing to conduct gold mining activities in the People's Republic of China. The agreement calls for a total capital contribution of $500,000 from the Company. Dongxing will contribute various mining licenses and other assets such as instruments and equipment. The Company will receive a 50% equity stake in the joint venture in exchange for its $500,000 contribution. Dongxing will receive the remaining 50% stake in the joint venture in exchange for its contribution of mining licenses and other assets. The amount is due and payable when Dongxing has acquired the required business license approvals in the People's Republic of China. On December 20, 2006, the joint venture company, Zhaoyuan Dongxin Gold Mining Co., Ltd. ("Zhaoyuan Dongxin") was approved by the Chinese government and the business license was granted on December 21, 2006. As of June 30, 2007, the Company had contributed the full $500,000 capital contribution as per the joint venture agreement. The Company has consolidated the financial statements of the Joint Venture into its financial statements as the Company exercise control over the Joint Venture by its 50% ownership, the Company has the right to appoint three of the five board of director members and has control over the selection of key management personnel.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


6.   Convertible Note Payable
     ------------------------

     a. In February 2001, the Company executed a Promissory Note ("Note") in the amount of $100,000 to Jay N. Goldberg ("Holder"). The Note accrues 12% interest per annum and in the event of a default begins to accrue interest at 20% annum. The payment of principal of the Note plus all accrued and unpaid interest is payable in cash or at the option of the Holder, is convertible into shares of common stock of the Company ("conversion") on the Maturity Date. The original Maturity Date of the
          Note is March 16, 2001. The Note also called for the issuance of a warrant to purchase 50,000 shares of the Company's common stock at $0.25 for a term of 5 years. In May 2001, the Company and the Holder executed an Allonge and Amendment to Promissory Note, amending the Maturity Date to December 31, 2001. In November 2004, the Holder executed an "Assignment and Endorsement of Note" and assigned to SANY all of the Holder's right, title and interest in and to the Note. From October 2004 to June 2006, SANY converted $32,300 of principal to 323,000,000 pre-split shares of common stock. On October 26, 2006, Securities Acquisition New York, LLC ("SANY") executed an "Agreement of Assignment of Note" and assigned all of the Holder's right, title and interest in and to the Note to West Greenwood Foundation ("WGF"). On the date of assignment, the principal balance was $67,700 and the amount of accrued interest was $28,170. For the six months ending June 30, 2007, the Company recorded interest expense in the amount of $3,385 in the accompanying statement of operations. On April 1, 2007, WGF and various entities and individuals, which simultaneously purchased an interest in the total note from WGF, converted the total balance of $106,071 ($67,700 principle and $38,371 interest) to 7,925,000 shares, representing a conversion rate of approximately $0.013 per share, and the Note was canceled. There was no relationship between SANY, WGF and the Company prior to the note assignments.

     b. On June 25, 2007, the Company executed a Convertible Promissory Note ("Note") in the amount of $300,000. The Note is payable in 90 days and bears a total of $26,000 interest during the term of the Note. The Company will also incur additional fees associated with the Note in the amount of $34,000 and warrants to purchase 300,000 shares of the Company's common stock at an exercise price of $1.00 for a two- year term. The Holder of the Note may at any time convert the principal amount for shares of the Company's common stock at a rate of $1.00 per share. On September 19, 2007, the Company and the Holder executed an Amendment to Convertible Promissory Note ("Amendment"). Pursuant to the amendment, the maturity date was extended to December 15, 2007. In addition, the warrant granted to the holder to purchase 300,000 shares of common stock at $1.00 for a two-year term was canceled and a new warrant was granted to the holder to purchase 300,000 shares of common stock at $.65 for a two-year term.

     c. On June 26, 2007, the Company executed a Convertible Promissory Note ("Note") in the amount of $300,000. The Company received $150,000 which represents the first half of the proceeds on the same date. The
          Note is payable in 120 days and bears a total of $15,000 interest during the term of the Note. The Company also incurred additional fees associated with the Note in the amount of $15,000 and 100,000 shares of the Company's common stock. The Holder of the Note may at any time convert the principal amount for shares of the Company's Common Stock at a rate of $1.00 per share. The balance of the proceeds, were received subsequent to June 30, 2007. See Note 11c.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


7.   Related Party Transactions
     --------------------------

     a. SADDLE RIVER ASSOCIATES - The Company entered into two agreements with Saddle River Associates (SRA), a shareholder in the Company. The first transaction dated March 26, 2006 relates to a one year Advisory Agreement in which SRA will provide consulting services related to locating and evaluating financing alternatives, corporate structuring and other business issues for $15,000 per month. The agreement automatically renews annually, unless either party gives 90 days notice to terminate. The Company paid SRA $135,000 for the period from inception (March 31, 2006) through December 31, 2006 and $90,000 for the six months ended June 30, 2007, under the terms of this agreement.

          The second agreement, an Acquisition Services Agreement, dated April 9, 2006 amended December 15, 2006 and June 1, 2007 relates to additional consulting services whereby SRA will identify and introduce prospective merger entities and will assist the Company with the business aspects of the transaction. Pursuant to this agreement, SRA introduced the Company to Xacord; SRA had not relationship to Xacord prior to identifying and introducing them to the Company as a potential merger partner. The Company paid $250,000 upon signing the agreement and a total of $550,000 which represents payment in full for the services as per the agreement. The related expense is included in the accompanying statement of operations. The Company was also required to issue 500,000 warrants when and if the Company obtained at least $3,000,000 in financing and for each $1,000,000 in financing received over $3 million, the Company was to issue an additional 100,000 warrants up to a total of 1,000,000 warrants. The warrants were to have a 5 year life, would vest upon grant and would be exercisable at $0.50 per share. This acquisition service agreement was expired on April 30, 2007; therefore, the Company did not issue any warrants pursuant to this agreement.

          Additionally, the Company entered into a third agreement with SRA for consulting services related to potential merger entities for $5,000 a month on a month to month basis, beginning in October 2006 through February 21, 2007. The accompanying consolidated balance sheet includes accrued consulting totaling $23,750.

     b. Chief financial officer - The Company's Chief Financial Officer ("CFO") provided consulting services to the Company prior to the merger to assist in merger preparations at $5,000 per month on a month to month basis beginning in November 2006 through February 21, 2007. As of April 1, 2007, the CFO has resumed providing consulting services to the Company at $6,000 per month on a month to month basis. The services provided include the day to day financial management of the company and any related functions related to the financial operations of the Company. The accompanying consolidated balance sheet includes accrued consulting expense totaling $23,750.

          On June 18, 2007, the Company and the CFO entered into a Stock Repurchase Agreement in which the company repurchased from the CFO, 100 shares of the Company's outstanding Series I Preferred Stock ("Preferred Shares") held by the CFO. The Preferred Shares were repurchased by the Company from the CFO for $10,000.

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


8.   Shareholders' equity
     --------------------

     The Company is authorized to issue 705,000,000 shares: 700,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. As of June 30, 2007, the Company has 39,761,696 of Common Stock outstanding, including 2,666,667 shares held in escrow.

     a. Effective August 11, 2006, the Company amended the Articles of Incorporation as follows: Each twenty (20) shares of Common Stock then issued was automatically combined into one share of Common Stock of the Company ("20-1 reverse split"). No fractional shares or scrip representing fractions of a share were issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive was rounded up to the nearest whole share. As a result of the 20 to 1 reverse split, the issued number of shares of Common Stock was reduced by 88,377,055, from 93,028,479 shares of Common Stock issued prior to the 20-1 reverse split to 4,651,424 shares of Common Stock issued subsequent to the 20-1 reverse split. The rounding of fractional shares to the nearest whole share resulted in an additional 661 shares being issued to stockholders who would have been entitled to receive a fraction of a share. The total number of shares of Common Stock issued after the issuance of the rounding of fractional shares was 4,652,085.

     b. Effective January 22, 2007, the Company amended the Articles of Incorporation as follows: Each twenty (20) shares of Common Stock then issued was automatically combined into one share of Common Stock of the Company ("20-1 reverse split"). No fractional shares or scrip representing fractions of a share were issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive was rounded up to the nearest whole share. As a result of the 20 to 1 reverse split, the issued number of shares of Common Stock was reduced by 4,419,481, from 4,652,085 shares of Common Stock issued prior to the 20-1 reverse split to 232,604 shares of Common Stock issued subsequent to the 20-1 reverse split. The rounding of fractional shares to the nearest whole share resulted in an additional 248 shares being issued to stockholders who would have been entitled to receive a fraction of a share. The total number of shares of Common Stock issued after the issuance of the rounding of fractional shares was 232,852.

     c. On February 20, 2007, the Company issued 26,504,000 shares of its common stock for 26,504,000 shares of common stock, representing all of the outstanding stock of its subsidiary pursuant to the triangular merger accounted for as a reverse merger and recapitalization. Additionally, all warrants issued by the subsidiary and outstanding at the date of the mere were exchanged for warrants in the Company. Prior to the merger, the Subsidiary had entered into several agreements which accounted for the shares of common stock outstanding:

          (1) Upon the formation of the Subsidiary, the founding shareholders received 6,460,000 shares of common stock for $6,460. As of June 30, 2007, the Company received $3,600 as payment for the shares. Therefore, the Company recorded subscription receivable for the amount of $2,860 at June 30, 2007 for the remaining balance.

          (2) On March 29, 2006, the Subsidiary issued management and key consultants 8,500,000 shares for services valued at $76,500 and cash $8,500, totaling $0.01 per share. As of March 31, 2007, the Subsidiary received $8,500 in cash for payment. The Subsidiary

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


               recorded $76,500 of consulting expense during the year ended December 31, 2006. Additionally, the Subsidiary issued warrants to purchase up to a total of 5,970,000 to management and consultants. The warrants were vested upon grant, have a 3 year life, and are exercisable at $0.10 per share. Warrants to purchase up to 3,500,000 shares of common stock issued to management contained a cashless exercise provision. The eight warrants were valued at $197,587 using the Black-Scholes Option Pricing Model, using a volatility rate of 62% based on the volatility of a publicly traded exploration stage company in a similar stage of development, and a risk free rate of 4.79%. The Subsidiary recognized $197,587 of compensation expense during the year ending December 31, 2006. At June 30, 2007, four warrants with options to purchase a total of 470,000 were exercised for cash. The Subsidiary received $47,000 in cash for the exercise of the 4 warrants. Two warrants with options to purchase a total of up to 2,000,000 were exercised utilizing the cashless exercise provision. A total of 1,600,000 shares of common stock were issued to management in the transaction. Two warrants to purchase a total of up to 3,500,000 shares of common stock, were canceled pursuant to an Agreement for Cancellation of Warrants entered into by and between the parties. As of June 30, 2007, 300,000 warrants to purchase shares of common stock remained outstanding.

          (3) During the period from April 2006 through February 19, 2007, the Subsidiary sold 7,499,000 shares of common stock at a price of $0.50 per share for cash totaling $3,749,500.

          (4) During the period from January 2007 to February 2007, the Subsidiary issued 475,000 shares of its common stock to various individuals and entities in exchange for consulting services to the Subsidiary. The Company recorded consulting expenses in the amount of $237,500 in the accompanying statement of operations.

          (5) On February 19, 2007, the Subsidiary issued to its President and Chief Executive Officer, 1,500,000 shares of common stock as a bonus for his services to the Subsidiary and as incentive compensation for future services. The Company recorded consulting expenses in the amount of $750,000 in the accompanying statement of operations.

     d. On March 1, 2007, the Company issued 1,000,000 shares of its common stock to Silver Global, SA, a Panamanian corporation ("Silver") pursuant to an agreement between the parties. The agreement provides that Silver will perform consulting services for the Company related to the identification, location, definition of mineral business opportunities in Panama and introductions to persons or entities holding potential acquisition properties involving Panama Mineral Concessions and related services. The Company recorded $500,000 in consulting fees in the accompanying statement of operations.

     e. On March 9, 2007, the Company issued 4,000,000 shares of Common Stock to Bellhaven Gold & Copper, Inc. ("Bellhaven") as part of an Exploration Development Agreement entered into by and between the Company, Bellhaven and its wholly owned subsidiary, Cuprum Resources

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


          Corp ("Cuprum") ("agreement"). The agreement grants the Company an option to acquire up to 75% of the authorized and outstanding stock of Cuprum, the holder of a Mineral Concession from the Republic of Panama on a copper prospect located in the Republic of Panama. The agreement calls for the Company to pay Cuprum or Bellhaven $2,000,000 in annual installments of $500,000 each, issue Bellhaven shares of the Company's common stock as valued under an escrow agreement with a total value of $4,000,000 and expend $15,000,000 in exploration and development work on the copper prospect underlying Cuprum's Mineral Concession. As per the agreement, the Company has delivered a certificate in the amount of 1,333,334 shares of common stock to Bellhaven and deposited 2,666,666 shares of its common stock into escrow. The Company has recorded an investment of $666,667 on the accompanying balance sheet.

     f. On April 1, 2007, the Company issued 7,925,000 shares of Common Stock to West Greenwood Foundation ("WGF") and various entities and individuals ("designees"), pursuant to the conversion of the Convertible Promissory Note executed by the Company in February 2001 ("Note"). On the date of the conversion of the Note, the balance of the Note was $67,700 and $38,371 of principal and interest, respectively. In a simultaneous transaction, the designees purchased an interest of the Note from WGF and converted their interest in to shares of Common Stock of the Company based on the rate of conversion previously agreed to between the Company and WGF. The conversion of the total balance of $106,071 to 7,925,000 shares of Common Stock, represented a conversion rate of approximately $.013 per share. See
          Note 6a.

     g. On May 4, 2007, the Company completed a Private Placement to sell 4,000,000 shares of Common Stock at a price of $0.50 per share for cash totaling $2,000,000. The transaction was completed in the form of a Restricted Equity Purchase Agreement and called for the Company to deposit the Stock Certificate representing the sold shares with a Custodial Bank selected by the purchaser. The closing date of the transaction was scheduled for 30 days from the date of the deposit of the Stock Certificate with the Custodial Bank. The agreement has since been amended to extend the closing date to September 30, 2007. Proceeds from the sale of the shares of Common Stock are due to the Company on the closing date.

     h. On June 18, 2007, the Company and the Chief Financial Officer ("CFO") entered into a Stock Repurchase Agreement in which the Company repurchased from the CFO, 100 shares of the Company's outstanding Series I Preferred Stock ("Preferred Shares") held by the CFO. The Preferred Shares were repurchased by the Company from the CFO for $10,000. The Preferred Shares repurchased represented the total amount of Preferred Stock issued and outstanding. Subsequent to the repurchase of the Preferred Shares, the Company filed a Certificate of Designation with the State of Delaware and canceled the Series I Preferred Stock.

     i. On June 26, 2007, the Company issued 100,000 shares of common stock as a form of payment for additional fees directly related to a Convertible Promissory Note (see Note 6c).

     j. As described in Note 7b. On June 25, 2007, the Company granted 300,000 warrants to purchase 300,000 shares of the Company's common stock at an exercise price of $1.00 for a two- year term. The warrant was canceled on September 19, 2007 and a new grant was issued in the form of a warrant to purchase 300,000 shares of common stock at an exercise

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


          price of $.65. The fair values of the warrants were estimated at the date of grant using the Black-Scholes option -pricing model with the following assumptions:

          Expected      Expected     Dividend       Risk Free      Grant Date
            Life       Volatility     Yield       Interest Rate    Fair Value
          --------     ----------     -----       -------------    ----------
           2 years       48.69%         -             4.78%         $14,276

          The Company had 300,000 warrants exercisable at $1.00 outstanding as of June 30, 2007 and the following is a summary of the warrant activities:

                                                          Weighted-
                               Number of     Number of    Average
                                Warrants      Warrants    Exercise   Average Remaining
                              Outstanding    Exercisable    Price    Contractual Life
                              --------------------------------------------------------
Balance at inception
  March 1, 2006                         -             -     $   -           -
Granted                         5,970,000     5,970,000     $0.16        3 years
Forfeited                               -             -     $   -           -
Exercised                         (20,000)      (20,000)    $0.10           -
                              --------------------------------------------------------
Balance at December 31, 2006    5,950,000     5,970,000     $0.10      2.75 years
Granted                           300,000       300,000     $1.00        2 years
Forfeited                     (5,500,000)   (5,500,000)     $0.10           -
Exercised                       (450,000)     (470,000)     $0.10           -
                              --------------------------------------------------------
Balance at June 30, 2007          300,000       300,000     $1.00        2 years
                              ========================================================


9.   Income Taxes
     ------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 30, 2007 are as follows:

Total net operating loss as of December 31, 2006                    $ 2,123,672
Effective income tax rate                                                   40%
                                                                    -----------
         Total deferred tax assets                                      849,469
Less: valuation allowance                                              (849,469)
                                                                    -----------
         Total deferred tax assets as of December 31, 2006          $         -
                                                                    ===========

Net loss for the six months ended June 30, 2007                     $ 2,806,675
Effective income tax rate                                                   40%
                                                                    -----------
         Total deferred tax assets                                    1,122,670
Less: valuation allowance                                            (1,122,670)
                                                                    -----------
         Total deferred tax assets as of June 30, 2007              $         -
                                                                    ===========

     The reconciliation of the effective income tax rate to the federal statutory rate for the period from January 1, 2007 to June 30, 2007 is as follows:

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007




Federal income tax rate                                   34  %

State tax, net of federal benefit                         6   %

Increase in valuation allowance                         (40)  %
                                                       --------

Effectivce income tax rate                                -   %
                                                       ========

     The deferred tax assets result from net operating loss carry-forwards. These assets will therefore reverse either upon their utilization against taxable income or upon their statutory expiration. Net operating loss carry-forwards of approximately $27,703,081 remain at June 30, 2007 and will expire in 2020 to 2027.

     The Company's deferred tax asset as June 30, 2007 of $1,972,139 was fully offset by a valuation allowance, resulting in a net deferred tax asset of $0.

10. Commitments - The Company and its Subsidiary entered into various agreements during the period beginning March 2006 (Subsidiary's inception date) and ending June 30, 2007. These include:

     a. Empire (Tianjin) Resources Co., Ltd. - In November 2006, the Company and Tianjin Institute of Geology and Mineral Resources ("TIGMR") signed a cooperative joint venture agreement to form Empire (Tianjin) Resources Co., Ltd. The purpose of the joint venture is to engage in the exploration and development of gold and other mineral products in the People's Republic of China. The agreement calls for a $1,000,000 total capital contribution. The Company will receive a 70% equity stake in the joint venture in exchange for $1,000,000. The $1,000,000 contribution is required to be paid in installments after the approval by the Chinese government. The approval and the business license were received on April 12, 2007. The Company's schedule for the installment payments is $200,000 on July 5, 2007, $300,000 on September 5, 2007
          and $500,000 on December 5, 2007. TIGMR will contribute mining licenses and mineral data to the joint venture for the remaining 30% interest. The transfer of the licenses is required to be made within thirty days of the issuance of the business license. However, the mining licenses have not yet been transferred into the name of the joint venture. The term of the joint venture is 30 years beginning on April 12, 2007, the date the business license was issued. The Company will consolidate the financial statements of the joint venture into the Company's financial statements in 2007 in accordance with SFAS no.
          94. On July 5, 2007, the Company paid $200,000 in accordance with the agreement.

     b. Employment agreements - On April 12, 2006, the Company entered into employment agreements with its Chief Executive Officer and its Vice President of Exploration. The agreements have a term of 2 years and are automatically renewed for 2 year terms unless the Company or the employee gives written notice to terminate 90 days prior to termination.

     c. Office lease - The Company is subject to a two year lease agreement dated March 1, 2006 for office space requiring monthly payments of $800. The agreement expires February 2008 and has options for renewal,

                     EMPIRE MINERALS CORP. AND SUBSIDIARIES
                        (FORMERLY KNOWN AS XACORD CORP.)
                            (AN EXPLORATION COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2007


          although the terms of the renewal are subject to negotiations by both parties. Rent expense for the year total $7,200. In March 2007, the Company leased additional space at the same location of its initial office lease. The additional space is leased on a month to month basis at a rate of $495 per month.

     d. Cuprum Resources Corp. - In March 2007, the Company, Bellhaven Copper & Gold, Inc. ("Bellhaven") and Cuprum Resources Corp ("Cuprum) entered into an Exploration Development Agreement ("agreement"). The agreement requires the Company over the next three years to issue 4 million shares of stock and cash $17,000,000. At June 30, 2007, the Company was committed to release 2,666,666 shares of its common stock from escrow and $16 million in cash. Subsequent to June 30, 2007, the Company invested an additional $566,124 which was used in exploration and development work.

          Commitments are summarized as below:

          Period ending June 30,
          2008                            $   3,015,000
          2009                                7,500,000
          2010                                6,500,000

          2011 and thereafter                         -

11.  Subsequent Events
     -----------------

     a. On July 2, 2007, the Company executed a Convertible Promissory Note ("Note") in the amount of $500,000. The Note is payable in 90 days and bears a total of $25,000 interest during the term of the Note. The Company will also incur additional fees associated with the Note in the amount of $25,000 and 100,000 shares of the Company's common stock. The Holder of the Note may at any time convert the principal amount for shares of the Company's common stock at a rate of $1.00 per share. On July 5, 2007, the Company paid the interest and additional fees and issued 100,000 shares of common stock to the Holder pursuant to the Note. On September 19, 2007, the Company repaid the entire principal in the amount of $500,000.

     b. On July 5, 2007, the Company paid $200,000 and on September 5, 2007, the Company paid $300,000 to Empire (Tianjin) Resources Co., Ltd. The payments represented two of three installments due from the Company.

     c. On July 10, 2007, the Company received $150,000 which represents the second half of the proceeds of a Convertible Promissory Note ("Note"), executed by the Company on June 26, 2007, in the amount of $300,000. The Note is payable in 120 days and bears a total of $15,000 interest during the term of the Note. The Company also incurred additional fees associated with the Note in the amount of $15,000 and 100,000 shares of the Company's common stock. The Holder of the Note may at any time convert the principal amount for shares of the Company's Common Stock at a rate of $1.00 per share.

     d. On July 15, 2007, the Company and Euro Centro Consulting Corp,("Euro") a shareholder of the Company entered into a consulting agreement. Pursuant to the agreement the Company received referral services from Euro in exchange for a cash fee of $50,000 and 100,000 shares of common stock.

     e. On July 31, 2007, the Company completed a Private Placement to sell 1,000,000 shares of Common Stock at a price of $0.50 per share for cash totaling $500,000. The transaction was completed in the form of a Subscription Agreement and called for the Company to issue warrants to purchase 500,000 shares of common stock at $1.00 per share for a 2 year term.

     f. On July 15, 2007, the Company and Netzach Group, LLC ("Netzach") a shareholder of the Company entered into a consulting agreement. Pursuant to the agreement the Company received referral services from Netzach in exchange for 125,000 shares of common stock.

     g. From August 2007 to September 2007, the Company sold a total of 220,000 shares of common stock in the form of Subscription Agreements at $.50 per share. The total proceeds to the Company for the sale of the shares is $110,000.

     h. From August 2007 to September 2007, the Company received a total of $2,380,000 for the sale of 4,760,000 Special Warrants offered by the Company at a price of $.50 per Special Warrant. Each Special Warrant is convertible, upon satisfaction of certain conversion conditions to be met by the company, into one share of common stock of the Company and one half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one share of common stock at an exercise price of $.65 for a two year term.

                                    PART III

Item 1.  Index to Exhibits.
-------  ------------------

Exhibit No.             Description of Exhibits
-----------             -----------------------

   3.2 Amended and Restated Certificate of Incorporation with Amendments through May 31, 2007*

   3.2         Company's Bylaws*

  10.1 Merger Agreement by and among Empire Minerals Corp., a Delaware corporation, Xacord Acquisitions Sub Corp., a Nevada corporation and Empire Gold Corp., a Nevada corporation dated February 20, 2007*

  10.2 Joint Venture Contract by and between Diying (Tianjin) Mining Science and Technology Development Co., Ltd., organized under the laws of the Peoples Republic of China and Empire Gold Corp., a Nevada corporation dated November 21, 2006.*

  10.2a        Amendment to Joint Venture Contract for Tianjin dated July 3,
               2007.

  10.2b Second Amendment to Joint Venture Contract for Tianjin dated September __, 2007.

  10.3 Cooperation Company Contract between Dongxing Gold Minerals Co., Ltd., organized under the laws of the People's Republic of China and Empire Gold Corp., a Nevada corporation dated March 31, 2006.*

  10.4 Exploration and Development Agreement between and among Cuprum Resources Corp., a Panamanian corporation, Bellhaven Copper & Gold, Inc., a British Columbia corporation and Empire* Minerals Corp., a Delaware corporation dated March 6, 2007.

  10.5         Restricted Equity Purchase Agreement.*

  10.6         Stock Repurchase Agreement*

  10.7         Convertible Promissory Note dated June 25, 2007.

  10.8         Convertible Promissory Note dated June 26, 2007.

  10.9         Convertible Promissory Note dated July 2, 2007.

  10.10        Subscription Agreement - Goldberg.

  10.11        Form of Subscription Agreement.

  10.12        Special Warrant Documents.

  10.13 Advisory Agreement between Saddle River Associates, Inc. and Empire Gold Corp.

  10.14 Acquisition Agreement between Saddle River Associates, Inc. and Empire Gold Corp.

  10.15        Consulting Agreement between Empire Minerals Corp. and Silver
               Global S.A.

  21.1         Subsidiaries

  31.1         Officers Certifications under Section 302 of the Sarbanes-Oxley
               Act of 2002

  31.2         Officers Certifications under Section 302 of the Sarbanes-Oxley
               Act of 2002

  32.1 Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

 ---------------------
* Previously Filed
























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


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Empire Minerals Corp.


Date:    September 28, 2007             By: /s/ Pinchas Althaus
                                           ------------------------------------
                                           Pinchas Althaus
                                           President and Chief Executive Officer

Date:    September 28, 2007             By: /s/ Diego Roca
                                            ------------------------------------
                                            Diego Roca
                                            Executive Vice President and
                                            Chief Financial Officer


























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